SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

INTEGRATED REPORT

Braskem


2020

INTEGRATED REPORT BRASKEM 2020

Contents

Striving for transparency in our communication to investors, customers, suppliers, associates and the communities where we operate, this enhanced report combines our Annual Report, featuring the company's sustainability indicators, and the Integrated Report providing relevant information to investors and other parties in the financial market. This new model was designed to communicate our intentions and actions more clearly and concisely, showing how we generate value for the organization, our stakeholders and society.

This report and its annexes present our main results in 2020 and the socio-environmental indicators associated with our production processes.

Enjoy the read!

A Message from the Business Leader

GRI 102-14

Roberto Simões
Braskem's Business Leader



The year 2020 was marked by uncertainties and atypical volatilities. The global spread of the Covid-19 and the consequent lower global demand for fuels impacted oil prices on the international market. While the huge drop in demand forced us to reduce the capacity of our factories during the first half of the year, in later months the global petrochemical industry bounced back stronger than expected, with strong demand for thermoplastic resins. The combination of higher consumption of plastic materials, supply constraints and falling naphtha prices led to healthier spreads.

In this context, we ended the year with strong generation of operating and financial results. Regarding our focus on people, we worked to combat the pandemic while seeking to support our entire value chain, and we have made significant progress related to the geological phenomenon in Alagoas. We also renewed our long-term goals, emphasizing sustainability as a strategic pillar for our business and maintained our support to the UN Global Compact and its principles.

Throughout 2020, we continued to focus on our objectives: improving people's lives by creating sustainable chemical and plastic solutions, capturing opportunities and creating value for all stakeholders in our chain, and addressing concerns regarding the future of the planet and society.

AGILITY AND COOPERATION IN FIGHTING THE PANDEMIC

We have adopted a series of measures to safeguard people's health, protect the efficiency of our industrial and commercial operations and preserve our cash. With the safety of employees and third parties in mind, we took measures to protect those who were at the greatest risk, operating with small teams and adopting strict security protocols to prevent Covid-19 transmission. We soon had 100% of our corporate teams working from home, since workplace flexibility practices have been in place for some years as part of our digital transformation.

We worked even closer with our value chain, supporting them so they can not only survive but come out of this challenging period safe and strong. Despite the temporary reduction in the use of our capacities, we met the needs of our customers and the markets in which we operate thanks to the synergies between our global units.

We also provided a R$ 1 billion line of credit with special conditions for our customers, analyzing their needs case by case. We donated approximately R$ 11 million to surrounding communities and society at large in products or financial support in global actions against Covid-19.

Additionally, we adopted measures to preserve our cash, for example, by reducing investments and fixed expenses and optimizing working capital with relevant suppliers.

As shelter-in-place measures were gradually lifted after the first pandemic wave, the global economy responded with strong recovery and increased demand for thermoplastic resins, mostly driven by the sectors of greatest consumption during the pandemic - packaging and medical applications. In addition, we postponed the start of operations of new capacities in the global petrochemical market, given the uncertainties associated with the evolution of the pandemic. These combined factors allowed us to resume normal manufacturing and commercial operations by the end of June, closing 2020 with a quarterly record of resin sales in the Brazilian market and sales growth in the United States, Europe and Mexico, leading to an operating recurring result of approximately R$ 11.0 billion and R$ 1.3 billion in free cash generation.

FOCUS ON BUSINESS STRATEGY

In corporate strategy, we made important advances in initiatives related to our defined strategic pillars. In productivity and competitiveness, we reduced the rate of accidents with and without leave by 27% compared to 2019, reaching the best result in the last four years and underscoring our non-negotiable commitment to ensuring safety for people. This improved safety record reflects the stronger commitment from all levels of leadership and the success of our Human Reliability Program, aimed at minimizing failures and losses in operational processes through extensive awareness-raising and training for internal teams and third parties working in the plants.

In addition, we renewed contracts for the supply of naphtha, ethane and propane to petrochemical plants in Brazil and implemented Transform for Value, a program designed to coordinate, accelerate and focus on the company's main process and productivity improvement initiatives, capturing an estimated cost savings of US$ 55 million per year in 2020.

Regarding feedstock and supplier diversification we mitigated the effects of the shortage of raw materials for our operations in Mexico through the Fast-Track project for importing ethane from the United States, accounting for 9% of the plant utilization rate and supplying approximately 35,000 tons of imported ethane in the last quarter of 2020.

We also advanced in geographic diversification, with the start of operations of the new polypropylene plant (Delta Project) in La Porte, Texas, ramping up to 90% utilization rate by the end of the year. This new capacity reinforces our leadership in the USA polypropylene market and makes us the largest producer in the Americas. The new plant enhances our balanced profile in raw materials, featuring propylene as the most relevant raw material for our global operations.

Regarding the geological event in Alagoas, we reaffirmed our commitment to the safety of people and communities in the areas in which we operate and we moved forward with the Financial Compensation and Relocation Support Program. By the end of 2020, we had relocated about 9,200 families in the neighborhoods affected by the geological phenomenon and presented approximately 3,500 compensation proposals, 99.7% of which were accepted. Reaching agreements with the authorities, we extinguished two public civil actions against Braskem and provisioned approximately R$ 9.2 billion to date for the relocation and compensation of families, as well as infrastructure works and the repair of environmental, urban and social impacts in the affected areas, among other actions. On the operational front, we resumed the production of our chlorine-soda plant in Maceió, and will return to integrated PVC and caustic soda production in the state of Alagoas in 2021, now using imported salt as a raw material.

Aligned with ethical and governance principles, we obtained the independent monitorship certificate issued by the Brazilian Federal Public Ministry, the United

States Department of Justice (DoJ) and the Securities and Exchange Commission (SEC), attesting that we have complied with the obligations of the global agreement signed with the authorities and confirming that we have implemented an effective and robust Compliance Program. In fact, the program has been recognized by Brazilian public institutions and will serve as a model for other leniency agreements to be signed in the country.

In relation to financial health and discipline in the allocation of capital, we ended the year with positive cash generation thanks to our strong operating result and robust cash position (US$ 2.9 billion), with sufficient liquidity to cover debt maturity over the next 84 months. In parallel, our deleveraging plan reduced corporate leverage from 4.71x in 2019 to 2.94x in 2020.

A MORE SUSTAINABLE FUTURE, TODAY

In 2020, we approved our Global Sustainable Development Strategy, which publicly consolidates our medium -and long-term objectives regarding the material topics for our business and aligned with the UN Sustainable Development Goals and the Paris Agreement. As part of this strategy, we expanded our efforts to intensify our contribution to a Circular Carbon Neutral Economy. Our goals are to achieve carbon neutrality by 2050, reduce scope 1 and 2 GHG emissions by 15% by 2030, and increase sales of our products with recycled content to 1 million tons/year by 2030.

We will follow a clear action plan with clearly defined and monitored goals, based on a broad portfolio of investment and research projects related to sustainability. We already made significant progress during 2020, mainly in combating climate change and eliminating plastic waste.

We celebrated the 10th anniversary of our Green PE, internationally recognized for combining a renewable raw material with CO_2 capture capacity, reaching a historical sales record of 170,000 tons. Reinforcing our commitment to combining sustainability with business, we announced the expansion of our production of green ethylene, the raw material made from sugarcane ethanol used to produce Green PE. We also signed contracts for the purchase of competitive renewable energy, reaching an estimated 1.5 million avoided CO_2 emissions, and we announced partnerships to enable studies on carbon capture technologies.

On the plastic waste frot, we announced partnerships that will make it possible to sort and mechanically recycle such waste, and moved forward in a partnership for enhanced chemical recycling technology. In addition, we expanded global sales of resins with recycled content, growing 284% compared to 2019 to a total of 7.3 ktons sold.

OUTLOOK FOR 2021

Progress in treatments and vaccines against Covid-19 to control the number of cases and new variants will be a key factor for the effective global economic recovery. The likely petrochemical scenario includes healthier resin spreads in 2021, with sustained strong global demand. Chemical and plastic solutions will remain essential in 2021 and beyond, and we at Braskem will move on to implement the initiatives of our strategic pillars. Our key areas of focus will be to ensure safe operations, advance in actions related to the geological phenomenon in Alagoas, find a definitive solution for the supply of ethane to our operations in Mexico, maintain our financial health, accelerate innovation and digital transformation and implement our commitments to sustainable development. We are firmly committed to delivering value to all our stakeholders, today and in the future.

Roberto Simões
Braskem's Business Leader

Braskem

Braskem SA is a global company that aims to improve people's lives by creating sustainable solutions through chemicals and plastic. Our company was founded in 2002, and today we are the sixth largest petrochemical company worldwide, the leader in the Americas in the production of thermoplastic resins and the global leader in the production of biopolymers. GRI 102-1

Cracking large-molecule petroleum derivatives, natural gas and ethanol, we produce basic chemical inputs, such as ethylene, propene, butadiene, benzene, toluene, paraxylene, cumene, gasoline and caustic soda; and plastics, such as polyethylene (PE), polypropylene (PP) and polyvinyl chloride (PVC). Our products are sold to companies in different industries, and then transformed into a variety of solutions for health, mobility, food, infrastructure and consumer goods.



Our industry GRI 102-2, 103-2, 103-3 | 301

Chemicals and plastic are part of a great number of simple and complex daily activities, and indispensable for many other industries. That is why the petrochemical sector is considered essential for the global economy, and even more so during the pandemic as chemicals and plastic are indispensable elements in the production of hospital items, hygiene products and packing.

Our sector is highly sensitive to global changes in supply and demand, and therefore cyclical – there are peaks when demand is greater than supply, leading to higher profit margins. Likewise, slack periods bring lower margins.

Today our industry is experiencing lower polyethylene prices due to the entry of new petrochemical plants in the US and Asia, with new capacities affecting the global supply and demand relationship. Our diversification strategy is designed to mitigate the effects of this cycle. **Find out more about our work in this sector and the competitive scenario in this market in our** Reference Form Annual Reports.

PRODUCTS FLOWCHART


RAW MATERIALS
Naphtha
Ethanol
Ethane
Propane
Propylene
Ethene
PRODUCTS
POLYOLEFINS
PE
Green PE
PP
UTEC
PCR
VINYLS
Chlorine-soda
PVC
EDC
CHEMICALS
Ethene
Propylene
Butadiene
Paraxylene
Benzene
Toluene
Solvents
Gasoline
Other chemicals*
APPLICATIONS
Adhesives
Crop defensives
Aluminum
Rubber
Footwear
Automotive fuels
Construction
Home appliances
Pharmaceutical and hospital items
Lubricants
Furniture and floors
Packaging and bags
Steel mills
Covers
Paint
Pipes and fittings
Household items
KEY REQUIREMENTS
Housing and infrastructure
Availability of water and sanitation
Health
Agriculture and food
Mobility
BENEFITS
Performance improvement and cost reduction
Higher efficiency at lower cost
Greater durability and impact resistance, lower cost and rejection in the human body, less contamination and greater hygiene
Increased productivity, with lower water costs and reduced food waste
Greater passenger safety, corrosion protection, fuel economy and lower rate of pollutant emissions into the atmosphere

*High Purity Propane, Orthoxylene, Isoprene, Butene1, Hydrogen, ETBE / MTBE, Aromatics, among others.

Geographical Footprint

GRI 102-4, 102-6, 102-7

We have a global presence, with 41 industrial units spread over Brazil, Mexico, the United States and Europe, and 14 business offices worldwide, including our Head Office in São Paulo.

We achieve results through a committed team of 8,000 team members in 11 countries. Our annual capacity is 10.7 million tons of chemicals and 9.3 million tons of thermoplastic resins. This wide and diversified product portfolio is transformed by our clients in more than 87 countries.



United States

2 offices
- Philadelphia
- Houston

6 industrial plants

Mexico

4 industrial plants

Latin America

5 offices
- Lima (Peru)
- Santiago (Chile)
- Bogota (Colombia)
- Cidade do Mexico (Mexico)
- Buenos Aires (Argentina)

Brazil

4 offices
- Salvador
- São Paulo
- Rio de Janeiro
- Porto Alegre

29 industrial plants

Asia

2 offices
- Singapore
- India

Europe

1 office
- Rotterdam (The Netherlands)

2 industrial plants (Germany)

Organizational Culture GRI 102-16

We are a human-oriented company, and we aim to be recognized as one of the best companies to work for by 2025. Our culture is based on diversity, inclusion, equity, respect, trust and empathy. Since 2019, our values have been translated into the seven BeUx pillars that represent our value proposition to associates:



1. You play the leading role

Our relationships are based on trust, and this is the key to transformation. We encourage our team members to make a difference every day as they take actions and make decisions.

2. Challenge and be challenged

We encourage our associates to question the way things are done and to challenge themselves and others to do better every day. We believe that we only grow and learn by interacting with each other.

3. Co-create your ideas

We must work as a team to reach our desired goal of innovation. If a team member has an idea, they should share it and then make it happen.

4. Build your own path

There is no single track for personal, professional and company growth. Our associates are encouraged to chart their own route and make challenging choices that will push them out of their comfort zone.

5. Grow with us

There are many opportunities for growth. Our associates are motivated to try and go further and as part of an ethical, transparent and prosperous company.

6. Take pride in what you do

We are part of sustainable solutions that improve people's quality of life and help develop the communities where we operate.

7. Be free to be you

Our key values include unconditional respect for individuals and diversity. We value each associate and encourage them to be who they are, providing equal opportunities for all.

Corporate Governance

GRI 102-18

Since our company was founded in 2002, we have been committed to aligning the interests and expectations of all stakeholders within our business through the ethical, responsible and transparent behavior of all Braskem associates and governance bodies aiming to ensure we generate value in the short, medium and long term.

MAIN **shareholders**

Our main shareholders are Novonor (formerly Odebrecht), which is the majority shareholder, with 50.1% of the voting capital shares, and Petrobrás, which holds 47% of the voting capital shares. The remaining 2.9% are distributed on the stock market or in treasury. The company has a free float of 25.5% of total capital, which provides liquidity for shareholders who wish to trade their shares in B3. Learn more about Braskem's corporate structure and shareholding structure on our Investors website. Access here.

To this end, we follow the Brazilian Corporate Governance Code (CBGC), seeking to acomplish with best practices in the field: we are listed in the Level 1 corporate segment at B3, also meeting some practices of Level 2 and Novo Mercado segments. as 100% tag along for all shareholders in the event of a transfer of control. Our bylaws also require that at least 20% of the members of the Board of Directors be independent directors. See the stock exchanges where Braskem is listed and learn more about our Corporate Governance practices.



Governance structure

GRI 102-18

The highest governance body is the Board of Directors, which ended 2020 with its largest number (11 members, including a president and a vice-president), four of whom are independent members. Our Governance structure is also composed of a Statutory Executive Board a Fiscal Council, besides Board of Directors supportive committes, including the Compliance Committee, which is forseen in the Company's Bylaws and is composed by 3 independent members. Access here to learn more about the structure and attributions of each body, its regulations, training, members and their curriculum vitae and get to know more about our governance structure. The set of policies approved by our Board is also available online. GRI 102-19, 102-20, 102-22, 102-23, 102-24, 102-25, 102-26, 102-27, 102-28

To learn more about our governance and compliance management, visit:
Governance and Compliance Policies.

Ethics and Compliance

GRI 102-17, 103-2, 103-3 | 205, 206, 406, 415, 419

We uphold high standards in Internal Controls, Risk Management, Internal Audit and Compliance and we have an Integrity Program aimed at preventing, detecting and remedying possible deviations. We continuously perform inter-area risk assessments and carry out internal and external audits under SOX and ABAC (Anti-Bribery and Anti-Corruption) rules: 100% of our Braskem operations were subjected to corruption-related risk assessments. GRI 205-1

Over the course of 2020, we adopted several socioeconomic compliance initiatives, including:

- Conclusion of the external and independent monitorship, after recognition of the effectiveness of the compliance program
- Publication of follow-up reports on Braskem's Integrity Program, submitted to the Transparency and Corruption Prevention Secretariat (STPC) of the Federal Comptroller General (CGU);
- Started ISO 37001 certification process – Anti-Bribery Management System;
- Compliance training;
- Engagement in collective actions by institutions such as the ETHOS Institute, and the UN Global Compact, besides support to class associations.

We have a robust and modern compliance system to support our associates. This system is part of our Global Compliance System Policy which sets out guidelines, duties and responsibilities for associates and operations worldwide, and defines the governance instances responsible for their enforcement.

Thus, our compliance practices are based on a set of measures to prevent, detect and remedy risks. Along these lines, 100% of the members of the governance bodies were notified and more than 93% received training on anti-corruption policies and procedures.

Our Compliance System applies to all associates, activities and operations, and must be systematically monitored and enforced by the Board of Directors. We put in place a series of initiatives and tools to enhance our ethical commitment. Some key resources:

- Code of Conduct
- Governance and Compliance Policies that stablished the Ethics Line Channel
- Global Anti-Corruption Policy GRI 205-1

To learn more, click here.

Our compliance practices are based on a set of measures to prevent, detect and remedy risks

Find out more about the members who also received training in the GRI Annex. GRI 205-2

PERSONAL *Data* **Protection** Program

We consolidated the Personal Data Protection program establishing the Privacy Committee, strengthening our service channel, ensuring data from participants, suppliers and customers is processed on an adequate legal basis and following the principles established in Braskem's Privacy Policy; we also reinforced our standards in critical areas responsible for processing personal data.

Free *competition*

We have internal and regulatory policies that address this topic, such as the Free Competition Policy, the Policy on Relationship with Trade Associations and Class Entities and the Investment and Divestment Policy. In 2020, we conducted competitive training in Brazil, Europe and the United States, including sessions for the Board of Directors. We also prepared the Competition Booklet for Members of the Commercial Areas in Brazil, describing how we monitor and assess unfair competition.

We have a sophisticated Integrity Program that aims to detect and address possible deviations in conduct

CONCLUSION OF **independent** monitorship GRI 205-1

In 2020, after a three-year independent monitorship program, the Federal Public Prosecutor's Office (MPF), the Department of Justice (DoJ) and capital market regulatory agency SEC confirmed that our compliance program fulfills all obligations defined in the agreements with the corresponding authorities.

The authorities relied on the final report presented by the independent monitors, which confirmed that all recommendations related to the structure and operation of the compliance program were effectively implemented and that the program fully meets the standards established in the agreements. The Prosecutor's Office (MPF) probed the program thoroughly and found that our compliance program was efficient; it will in fact serve as a model for other leniency agreements to be signed in the country. Having proven our firm commitment to ethics we have now successfully concluded the monitoring period established in the agreements.

Over the course of the independent monitorship audit, we have established even stricter anti-corruption control policies, putting in place mechanisms to ensure integrity and providing training on compliance issues. For more information, visit this link.



Business Model

We are a global, human-centered, future-oriented petrochemical company that uses valuable capital to produce an ample and diversified portfolio of chemical and plastic products transformed by our clients and applications that meet daily human needs and improve people's lives.

Firmly anchored in our strategy and culture, our business model creates and distributes value among all our stakeholders, in the short, medium and long term, maintaining the financial health of the company and its investments.

Always aware of trends, risks, innovations and opportunities, we have incorporated the circular economy into our business strategy, aiming to contribute to the proper disposal of plastic waste generated by society. This new business model was consolidated in 2020 with the launch of the I'm green ™ portfolio, which now includes Braskem solutions for a circular carbon neutral economy, including recycled and renewable origin products.

CAPITAL	
These are the diverse, multicultural and skilled people who run our business in a more inclusive and humane manner; who are committed to abiding by the applicable laws and industry norms on health and safety; who embrace the spirit of integrity and see ethical behavior as a competitive advantage; who do the right thing out of their personal conviction.	HUMAN
The body of knowledge (patents, technologies, systems, platforms, brands and copyrights) that allows us to innovate and seek the technological development of more competitive and sustainable products and processes.	INTELLECTUAL
We transform our main raw materials (naphtha, ethane, propane, propylene, ethanol), as well as water and electricity, supporting and cooperating with our customer chain to offer solutions for an increasingly sustainable society.	NATURAL
The bonds of trust with our stakeholders that allow us to conduct our business, expanding our positive socio-environmental impact and contributing to the sustainable development of the communities where we operate.	SOCIAL AND RELATIONSHIP
The fixed assets (industrial units, pilot plants, innovation and technology centers, technical laboratories, logistics warehouses, train cars and cargo terminals) we deploy in the development, production and distribution of our products.	MANUFACTURED
Cash generated by our operations, bank loans and financing, and funds raised in the capital market used to finance our business.	FINANCIAL

	STAKEHOLDERS	INPUTS	OUTCOMES
HUMAN	Team members Interns Third parties Board members	• Diversity • Multiculturalism • Competences • Ethics and Compliance	• PROFESSIONAL AND PERSONAL ACHIEVEMENT • TRAINING AND DEVELOPMENT
INTELLECTUAL	Researchers Tech partners Consultants Universities Research centers	• Patents • Technologies • Systems • Platforms • Brands • Copyrights • Processes	• DIGITAL TRANSFORMATION • CLEAN TECHNOLOGIES • ECO-EFFICIENT PRODUCTS • OPERATIONAL EFFICIENCY
NATURAL	Suppliers Government Non-governmental organizations Surrounding communities Opinion leaders End users	• Naphtha • Ethane • Propane • Propylene • Etanol • Plastic waste • Water • Electricity	• WATER CONSUMPTION • WATER REUSE • ENERGY CONSUMPTION • CLEAN ENERGY • ENERGY EFFICIENCY • CO_2 EMISSION • EMISSION OF POLLUTANTS • WASTE GENERATION • EFFLUENT GENERATION • CO_2 CAPTURE • RECYCLING
SOCIAL AND RELATIONSHIP	Surrounding communities Government Non-governmental organizations Peer companies Class associations Opinion leaders	• Bonds of trust with our stakeholders	• COMMUNITY WELL-BEING • TRANSPARENT RELATIONS WITH GOVERNMENT • FREE COMPETITION • CLASS AGREEMENTS • DIALOGUE WITH SOCIETY • CUSTOMER LOYALTY • REPUTATION • RELATIONSHIPS WITH SUPPLIERS
MANUFACTURED	Suppliers Services providers Clients	• Industrial Units • Pilot plants • Innovation and technology centers • Technical laboratories • Logistic warehouses • Train cars • Cargo terminals	• EFFICIENCY OF INSTALLED CAPACITIES • EXTENDED USEFUL LIFE
FINANCIAL	Shareholders Financial institutions Governments Debt investors Rating agencies	• Cash generated by our operations • Bank loans and financing • Funds raised in the capital market	• DISCIPLINE IN CAPITAL ALLOCATION • DISTRIBUTION OF ADDED VALUE

OUTPUTS

Portfolio of innovative and sustainable chemical and plastic products transformed by our customers into applications that meet daily human needs and improve people's lives

Highlights 2020

FINANCIAL CAPITAL

- **R$ 58.5 billion** Net Revenue.
- **R$ 11 billion** recurring Operating Income.
- **R$ 1.3 billion** Net Cash Generation.
- **R$ 600 million** subordinated bonds issued, with 50% equity treatment by Standard & Poor's and Fitch Ratings.
- 2.94x **corporate leverage ratio.**
- **Signatory of the CFO Principles** of the United Nations Global Compact.

INTELLECTUAL CAPITAL

- **Enhanced technology** for the production of renewable PET (green MEG), with the first production of renewable MEG on a demonstration scale.
- **20 startups accelerated** through Braskem Labs.
- **Launched in the Americas a new portfolio of products for 3D printing** as polypropylene (PP) filaments, powders and pellets.
- **Participation in the 100 Open Corps innovation ranking** of companies that have the greatest engagement with startups in Brazil.
- **Pipeline of digital transformation projects** set to capture up to R$ 665 million per year.

SOCIAL CAPITAL

- **Action in the pandemic:** R$ 1 billion credit line for plastics, solvents and specialty chains clientes in Brazil.
- **During the pandemic,** we made more than 80 donations: more than 40 million masks and face-shields produced with our resins, 1.2 million packages for gel alcohol, 800 thousand aprons and lab coats for frontline health professionals and support for the construction of a field hospital in Alagoas.
- **Social action during pandemic:** R$11 million donated globally.
- **Maceio case:** approximately R$ 409 million paid in financial compensation and other temporary aids to families.
- **Global Volunteer Program** mobilized 1,070 volunteers, benefiting about 21,000 people even during the pandemic.
- **Our Reputation improved** in comparison to 2019, especially among our team members, where it showed a record increase.
- **R$ 32.7 million** invested in 137 social initiatives (usual donations, pandemic-specific donations, Private Social Investments (ISPs) and volunteering) and more than 236,000 people impacted directly.

MANUFACTURED CAPITAL

- **284%** increase in global sales of recycled materials (resins and chemicals), reaching 9,000 tons sold.
- **Start of operations** of the Delta Project plant, in La Porte, Texas, making Braskem the largest producer of polypropylene in the United States.
- **Partnership with Valoren:** R$ 67 million investment in the new recycling line and expansion of the post-consumer resin portfolio in Indaiatuba (SP).

HUMAN CAPITAL

- **69% of team members** participated in the well-being thermometer survey, used to design action plans for social distancing.
- **Flexible workplace** with home office, review of shifts, purchase of personal protective equipment and actions to provide emotional and psychological support during the pandemic.
- **Selection of interns adapted** to ensure a more inclusive process, with 38% of the job openings filled by black candidates.
- **Reached 30% of women team members** in leadership positions.

NATURAL CAPITAL

- **Commitment:** 15% reduction in emissions by 2030 and becoming carbon neutral by 2050.
- **Expansion of the I'm green ™ portfolio:** reach 300,000 tons of thermoplastic resins and chemicals with recycled content by 2025 and 1 million tons by 2030.
- **10 years of Green PE,** recognized by ECLAC (UN) and Chemical Week.
- **Partnerships to expand** the use of renewable energy with solar and wind farms in Bahia, Rio Grande do Norte and Minas Gerais.

ALL CAPITAL

- **Approval of the Global Sustainable Development Strategy** focusing on a circular carbon neutral economy.

Awards & Recognition

In 2020, we won important awards on sustainability, diversity, governance and innovation, recognizing our commitment to best market practices.

INTELLECTUAL CAPITAL

- **100 Open Corps:** for the third consecutive year, we are ranked among the international 100 Open Corps, and recognized as one of the companies that most engage with startups in Brazil. The ranking analyzed more than 1,600 companies to draw up the list of leaders in open innovation in Brazil.

- **United Nations**: our production of I'm green ™ biobased polyethylene, plastic from renewable sources made from sugarcane, has been recognized by the UN Economic Commission for Latin America and the Caribbean (ECLAC) and by the UN Global Pact Brazil Network as one of the most transformative innovations in sustainable development in Brazil, in the Industry & Energy category.

HUMAN CAPITAL

- **11th CIEE Best Internship Programs Award:** we were recognized as the third best company for interns, according to CIEE (Company-School Integration Center). This classification was based on a survey with our interns on important aspects of the program, such as career prospects, development and satisfaction.

- **Exame Diversity Guide:** for the second time in a row we were recognized as the best company in the Chemical and Petrochemical industry for diversity promotion practices. We obtained above-average grades in all categories, which include gender, people with disabilities, ethnic-racial and LGBTI +. The award is one of the results of our Diversity & Inclusion Program, which aims to promote a discrimination-free work environment.

- **Bloomberg Gender Equality Index:** Braskem was selected by this index that considers company actions to foster women leaders and talents, promoting equal pay and inclusion. The indicator assesses and recognizes companies for successful gender initiatives. In all, 380 companies from 44 different countries are featured in the index, of which only nine are Brazilian.



- **Compliance on Top 2020:** executives from our team were awarded at Compliance on Top 2020, a major Brazilian event in the area. Our Chief Compliance Officer, Everson Bassinello, and the Compliance Leader for South America, Akira Ano Junior, made the list of the 30 most admired compliance professionals.

- **Ethical Company (Braskem Idesa):** Braskem Idesa was recognized by Amitai and Fortune Magazine as one of the "Most Ethical Companies 2020" in Mexico.

NATURAL CAPITAL

- **CDP:** we are the leader in three 2020 rankings: Water Management, Climate Change and Supplier Engagement (Climate and Water). For the fourth consecutive time, we made A List, the highest ranking in Water Management, and we were leaders in Climate Change Management for the sixth consecutive time (-A). For the fifth consecutive time, we were featured among leaders in Supplier Engagement (Climate and Water), and in 2020 we reached the maximum score A List.

- **Chemical Week:** we won the first edition of the Sustainability Award from the Financial Week & Sustainability Forum promoted by Chemical Week USA. The award Best Sustainable Initiative went to our I'm green™ portfolio of products for the circular economy.

- **Carbon Efficient Index (ICO2):** since 2011*, we have been part of the B3 Carbon Efficient Index portfolio, underscoring our commitment to transparency regarding emissions.

*with the exception of some quarters in which we did not integrate the portfolio due to the liquidity criterion during this period.

MANUFACTURED CAPITAL

- **ABRE 2020 Award:** we won the 20th edition of the ABRE Brazilian Packaging Award in the Popular Vote category, for the packaging of the Always Free absorbent made with post-consumer resin. The product is part of the I'm green™ line and was produced in partnership with Johnson & Johnson and Mega Embalagens, using 33% post-consumer resin and reducing carbon emissions by 10.25%.

- **Plástico Sul Award 2020:** we received awards in two categories of the first edition of the South Plastic Award for Innovation and Sustainability. This award is granted to innovative solutions for the environment. Our Reverse Logistics Project for Bags and Big Bags was selected in the Sustainability category and the Always Free Packaging produced with post-consumer resin won the Innovation award in the Film Extrusion category.



FINANCIAL CAPITAL

- **Sustainability Yearbook:** for the seventh consecutive time, we were featured in the Sustainability Yearbook for our environmental sustainability policies. At least 7,000 companies in the Dow Jones Sustainability Index were analyzed for this ranking, which is considered a reference for investors.

- **Corporate Governance Stock Trade Index (IGCT):** we were again included in the IGCT portfolio of publicly held companies with differentiated corporate governance practices, with additional criteria to the IGC (Differentiated Corporate Governance Stock Index).

Strategic *Planning*



Our strategic vision features six fundamental pillars as we continue building a global company that is recognized as a leader in increasingly innovative and sustainable chemical and plastic solutions, focused on human beings and positive results for all stakeholders. The innovation pillar is seen as a cross-organization enabler for the ambitions of other pillars.

Sustainability was included as our sixth strategic pillar at the end of 2020 to help us monitor the implementation of projects, partnerships and investments in light of our commitment to the 2030 sustainable development goals, in response to current and future challenges for the planet and society.

Strategic Pillars

Pilares		Objective	Actions in 2020	Priorities 2021		Aggregate capital
1. Productivity and competitiveness		• Braskem as a first quartile operator	• Best security performance in the past three years • Renewal of raw material contracts with Petrobras for petrochemical complexes in Brazil • Increased energy efficiency thanks to Digital Center tools • Implementation of the "Transform for Value" Program	• Increase reliability and efficiency of industrial operations • Ensure competitive supply of ethane to Braskem Idesa		Manufactured Capital Human Capital Intellectual Capital
2. Sustainability[1]		• Reference in the global chemical and petrochemical sector for its sustainable development	• Launched commitments for 2030 and 2050 • Signed long-term agreements for the purchase of renewable energy • Advanced in partnerships for mechanical and chemical recycling • Expanded production and commercialization of Green PE • Expanded sales of products with recycled content	• Advanced in the implementation of ESG commitments • Intensified energy matrix diversification, especially in renewable energy and alternative fuels		Manufactured Capital Natural Capital Social and Relationship Capital
3. Diversification	**Innovation** enables all pillars	• Increased diversification in raw materials, markets and products, with new operations representing more than 50% of EBITDA	• Started commercial production of the new PP plant in the U.S. • Accelerated the project to import ethane in Mexico • 40% of the resin production capacity is now located outside Brazil • Reduced dependence on naphtha as a raw material, reinforcing leadership in PP in Brazil and in the Americas	• Structure new growth models and reduce risks with cooperative models • Expand product portfolio aligned with business strategy	Increase efficiency in **innovation** and accelerate digital transformation	Manufactured Capital
4. People, innovation, governance and reputation		• Be recognized as a company that promotes local development and human rights	• Significant progress in the financial compensation program and support for the relocation of impacted families • Diversity and Inclusion in the Internship Program • Conclusion of external monitoring and certification of the Compliance Program	• Advance with the Financial Compensation and Relocation Program in Alagoas • Strengthen Braskem's image among team members, customers, suppliers, investors and society in general		Human Capital Social and Relationship Capital
5. Capital allocation/ financial rigidity		• Braskem as a financially healthy company that creates shareholder value	• Significant reduction in corporate leverage • Positive cash generation, with strong operating results • Robust financial liquidity, with mostly long-term debt	• Reduce leverage and preserve financial health		Financial Capital

Safe action is a permanent focus for Braskem operations: it is a non-negotiable value within our strategy

[1] The Sustainability pillar was included in our corporate strategy in 2021. Nonetheless, we already made several advances in this regard over the course of 2020, in particular regarding socio-environmental commitments for 2030 and 2050.
**Intellectual Capital is a cross-organization resource for all strategic pillars.

Risk Management

GRI 102-15, 103-2, 103-3 | 307, 412

Risk assessment is an essential process at Braskem: it points to opportunities and reduces negative impacts as we strive to achieve our strategic objectives. Our risk management methodology is based on international references.

We classify risks into four categories – strategic, operational, financial and regulatory – based on a corporate Risk Dictionary. Risks are periodically evaluated by the company's executives and undergo a Regional and Global consolidation process, that considers their probability and potential impact. The result of this analysis is presented graphically on a Heat Map of priorities that is assessed and approved by the Board of Directors. Once approved, priority risks are addressed and monitored for mitigation and preparedness to deal with their possible adverse effects.

In 2020, we continued to implement measures for the prevention and mitigation of the risks assessed as priorities and integrated into the Corporate Risks matrix. In line with our commitment to promoting best practices, we highlight here some risks that are being addressed and monitored by management:

Risk	Risk Description	Potential Impacts	Responses
Image of Plastic	The growing global concern for the environment and growing trend to ban single-use plastic	• Difficulties in adapting our production processes in time, leading to insufficient recycling levels, inability to meet demand and consequent loss of market share, with adverse impact on company image and reputation	Since 2018, we have openly supported the "Circular Economy" (reutilization and reuse of resources), with the following mitigation efforts: 1. Develop value chain, design of products and their applications 2. Engage with consumers 3. Assess life cycle and recycling rates to identify more sustainable options 4. Engage in partnerships to avoid plastic waste in the oceans
Climate change	Populations are showing increasing concern for the environment, and governments are aligning with the Paris Agreement through public policies that encourage the reduction of greenhouse gas emissions	• Stressed natural resources used in our production, such as water and stricter limits for emissions of carbon dioxide and equivalents	Our Climate Adaptation and Mitigation Plan seeks to continually increase the safety of industrial activities in response to extreme weather events and to mitigate the adverse impacts of our operations on the climate. In 2020 we announced our ambition to reduce GHG emissions by 15% by 2030 and to become carbon neutral by 2050, in line with the Paris Agreement. See more details in Water Security and Carbon Neutral discussions.
Sector Cyclicity	Historically, international petrochemical products markets have had periods of limited supply leading to higher prices and profit margins followed by an expansion in production capacity resulting in excess supply, shrinking prices and slimmer profit margins. Our net sales revenue and gross margin are increasingly influenced by global industry conditions over which we have no control, and which may impact Braskem operating results and financial situation	• Difficulties in adapting the business to petrochemical market volatility as we develop our corporate strategies may lead to financial losses and/or impair our competitiveness: this remains a key concern for Braskem	Several actions based on three pillars help us mitigate the risks associated with downturns: 1. Diversification of raw materials with a focus on sustainability 2. Diversification of suppliers 3. Geographic diversification
Social and Environmental Issues	Our company and operations are inherently exposed to environmental, health and safety hazards. As a result, our business is subject to strict environmental regulations, among others	• Despite our environmental, health and safety standards, policies and controls, our operations remain subject to incidents or accidents that may adversely affect our business or reputation and result in significant environmental and social impacts	We continuously assess the potential impacts of our industrial operations and monitor potential scenarios that may affect the environment and surrounding communities together with our Board of Directors

* See other risks factors in Form 20F 2020, Annual Reports

Transform for Value

Striving for constant evolution, we created in February 2020 the Transform for Value Program, aiming to coordinate, accelerate and foster agility and flexibility among our areas and flows, especially through process improvement. The program has four key objectives:

- **Consolidate visions** and centralize initiatives to improve company processes, monitoring investments and results.
- **Prioritize resources,** understanding that they can be shifted or reinvested to maximize returns.
- **Drive the implementation** of key value-generating initiatives.
- **Improve the way we communicate** our decisions and investments, so that all company members and the communities where we operate can understand our intentions and follow our progress.

This global program is focused on identifying initiatives that can bring visible gains by the end of 2023. We will use phases or stages to better measure, manage and communicate our progress in each initiative.

In its first year, the TFV Program implemented six initiatives currently in stages four (ramp-up) and five (completed), with estimated savings of US$ 55 million/year.* The goal for 2021 is to have 20 initiatives in stages 4 and 5, with estimated savings of approximately US$ 160 million/year.



* Values related to initiatives in stage 4 (ramp-up), in which the values are recorded when realized and stage 5 (completed), after stabilization and/or internal audit, according to the Transform for Value methodology for monitoring the maturity of program initiatives.

For more information, access our 2020 Management Report: Annual Reports.

Maceió Case

GRI 103-2, 103-3 | 307, 413-2

Regarding the geological phenomenon in Maceió, we reaffirm our commitment to the safety and well-being of the communities, focusing on Braskem's full support to the affected families and on the technical assessment of the situation. For more information on the history of events and our performance, follow this link.

Understanding *the events*

In March 2018, there was a 2.4-degree earthquake on the Richter scale in certain neighborhoods in Maceió (AL), impacting the 35 rock salt wells we had explored there for at least 40 years. The salt wells belonged to Salgema, one of many companies incorporated into Braskem when it was founded in 2002.As a consequence of the earthquake, cracks appeared in buildings and streets. Soon after the event, we requested studies from independent specialized institutions to identify the causes of the geological phenomenon and indicate measures to be taken. We shut down the rock salt mining operation and cooperated with the necessary actions to evacuate risk areas and ensure the safety of the local population.

Braskem actions

In 2020, we signed agreements and amendments with the competent authorities to support the evacuation and compensation of local residents and property owners in the areas at risk and to protect and monitor the affected neighborhoods through our Financial Compensation and Relocation Support Program (PCF). This Program is based on the map of risk areas of the Civil Defense of Maceió, published in december 2020 and independent technical studies contracted by the company.

By the end of 2020, we had relocated about 9,200 families and made about 3,500 compensation proposals, with an acceptance rate of 99.7%. This enabled us to meet the 100% vacancy requirement in the priority areas established by the agreement. The evacuation of the remaining areas in still in progress, until we finish relocating around 15,000 families covered by the program. Additional measures were implemented, such as the Local Resident Central providing services for inhabitants, and Animal Shelter Program.

We also made progress with the Salt Well Closure and Monitoring Plan, with ongoing actions related to wells under the recommended measures approved by National Mining Agency (ANM) and other urban structure measures such as demolition, security and janitorial services in the vacated areas. In 2020, we made significant progress in installing equipment to monitor salt wells and surrounding neighborhoods, and we also began to fill the first salt well with solid material.

Finally, we signed the Second Amendment to the Residents' Compensation Agreement and the Socio-Environmental Reparations Agreement with the competent authorities in December 2020. Under the additional provisions, the Company undertakes to: adopt the necessary measures for the stabilization of the wells monitoring of the soil; repair, mitigate or compensate for potential environmental impacts and damages resulting from rock salt mining in the city of Maceió; and repair, mitigate or compensate for potential socio-urban impacts and damages resulting from rock salt mining in the city of Maceió, allocating the total amount of R$ 1,280 million to the adoption of actions and measures in the evacuated areas as well as actions and measures aimed at urban mobility and social compensation. Yet, within the agreement with Federal Prosecutor Officer, we will destine the adicional amount of R$ 300 million to idemnify collective social and moral damages and eventual contingencies related to acitions in the vacated areas and urban mobility actions.

Both agreements made it possible to extinguish public civil actions against Braskem.

VINYL OPERATION

During the chlorine-soda unit shutdown, we imported caustic soda and dichloroethane (EDC) to honor our commitments to customers. In order to resume our chlorine-soda operation, we focused on the acquisition of sea salt from third parties to be used as raw material for the chlorine-soda plant in Alagoas, replacing brine. The estimated cost of this acquisition project is approximately R$ 68 million, out of which R$ 64 million was spent in 2020. We announced plant start-up in February 2021. After completing the commissioning process observing all applicable safety standards, we resumed production of chlorine-soda and EDC at the chlorine-soda plant in Alagoas, going back to our integrated vertical business model in Vinyl.

We ended 2020 with a provision of R$ 9.2 billion to fulfill the commitments arising from the Maceió case

FINANCIAL IMPACT

Considering the agreements signed, our internal evaluation and assessment by external consultants, and taking into account the short-and long-term effects of the technical studies, the existing information and the best estimate of the expenses for the implementation of the various measures related to the geological event in Alagoas, we closed the year with approximately R$ 9.2 billion provisioned to comply with the obligations resulting from the agreements, in contrast with the R$ 3.4 billion provisioned in 2019. Over the course of 2020, approximately R$ 1.2 billion was spent on PCF-related expenses, on the closure and monitoring of wells and social/urban measures, among other expenses. Approximately R$ 409 million out of the total was written off from the current account balance intended only for the fulfillment of PCF obligations.

Additionally, within the Residents' Compensation Agreement, the Company, DPE, MPF, MPE and DPU agreed to transfer an additional R$ 1 billion to Braskem's bank account specifically for PCF Funding in 10 monthly installments of R$ 100 million each, starting in January 2021. As of May

5, 2021, the Company had made four deposits of R$100 million each, with the other six remaining deposits scheduled for the subsequent months.



Our actions are based on technical studies carried out by independent specialists and comply with the recommendations submitted to competent authorities. The Company is implementing the actions so far approved by the ANM.

The plans for closure of the wells submitted to ANM were prepared considering the best knowledge corpus available to Braskem specialists regarding appropriate measures to stabilize the geological phenomenon in the region. The plans will be monitored over time and may be adjusted according to the results obtained. Continuous monitoring is crucial to confirm the outcome of the current recommendations. In addition, the completion of studies to confirm the natural filling of some cavities and sonar monitoring of cavity behavior may in the future indicate the need for additional stabilization measures.

IN 2020 we relocated **9,200 families** from the neighborhoods affected by the phenomenon in Maceió – 100% of the priority areas have been vacated.

Our provisions are based on current estimates and assumptions and may undergo future updates due to new facts and circumstances, including changes in the execution time and extension, effectiveness of action plans and completion of current and future studies with new recommendations from experts and other new developments. Braskem still faces and we may come to face several individual lawsuits filed by individuals or legal entities that are not served by the PCF or that disagree with the individual proposals for agreement, in addition to potential claims by public service concessionaires.

As for the measures related to the mine closure plan, they are subject to AMN analysis and approval, monitoring of the results of the ongoing measures, as well as changes related to the dynamics of geological events. The Company is implementing the actions so far approved by the ANM.

Under the Socio-Environmental Reparations Agreement, the actions to repair, mitigate or compensate for potential environmental impacts and damages to be financed by Braskem will be defined after the conclusion of the Environmental Diagnosis to be carried out by a specialized and independent company. At the present time, we cannot predict the outcome of these Environmental Diagnostic studies or their potential implication in disbursements in addition to the expenses already provisioned by the Company. In addition, the Socio-Environmental Reparations Agreement provides for the eventual adhesion of other entities, including the municipality of Maceió, which will be the subject of continued negotiations over the next few months. To date, we have not been able to predict the results of such negotiations or any associated costs.

Thus, the Company cannot rule out future developments related to the topic or its associated expenses, and the costs to be incurred by Braskem may be different from its estimates.

We are in discussions with insurers about the coverage of their insurance policies. The payment of indemnities will depend on the technical evaluation of the insurance coverage of these policies, given the complexity of the matter. Accordingly, no indemnity was recognized in Braskem's financial statements.

For other details on the signed agreements, please access our 2020 Financial Statements, note 26, by clicking here.

Timeline

2018

1. An earthquake is registered in some neighborhoods of Maceió.
2. A local Crisis Committee is installed in Alagoas.

2019

1. Braskem commissions independent geological studies.
2. Definitive closure of salt mining activities.
3. Creation of a protection area based on a study by the Leipzig Geomechanics Institute (IFG) in Germany.
4. Terms of cooperation are signed with City Hall to develop a number of joint actions.

2020

1. We signed an agreement with the Public Defender's Office of Alagoas, the Public Defender's Office of the Federal Government, the Federal Prosecutor's Office and the Public Prosecutor's Office of Alagoas that establishes actions for the evacuation of the defined risk areas and the start of the Compensation and Support Program for the Relocation of affected residents. We have significantly advanced the implementation of the plan regarding residents and also regarding Large Equipment.
2. Progress in area monitoring measures, mine closure plan started.
3. Amendments to the agreement signed with DPE, MPF, DPU and MPE based on the update of the Maceió Civil Defense Map, leading by the end of 2020 to the extinction of the ACP for indemnification of Residents.
4. Agreement signed with MPF and MPE for the extinction of the Social and Environmental ACP.
5. Agreement signed with MPT4 for the extinction of the Labor ACP.
6. The brick-and-mortar Resident Central was created and then migrated online due to COVID-19 restrictions.

We have alloted a total of R$ 9.2 billion to compensation and security actions in the Maceió case



We quickly adapted our routine to health protocols, ensuring participant safety and engagement

Challenges of the COVID-19 Pandemic

GRI 403-2

The coronavirus pandemic brought an unprecedented challenge for people and companies around the world. At Braskem, we focused on building a robust contingency plan to mitigate the effects of the pandemic while continuing to pursue our short-, medium- and long-term objectives. This plan had three main fronts:

- **Safety for people**
- **Support for our value chain**
- **Reliability and resilience for our operations**

The plan enabled us to adapt to the new concept working safely and cooperatively ensuring fast response thanks to the engagement of our professionals in the new model. We soon resumed production and commercial activities, providing support to the plastic chain and communities and ensuring our financial health during this challenging period.

SAFETY FOR PEOPLE

To us, safety is a non-negotiable value. As the pandemic spread in the first months of 2020, different actions were taken to enforce social distancing at the company. Our existing remote work model called Flex Office enabled us to quickly implement home office for our employees. This made it possible for 100% of our office teams to work from their homes, reducing contacts and commutes.

Regional support programs helped associates transition into the new model. In Brazil, online streaming events and courses provided assurance and support around five pillars: Mental Well-Being, Physical Well-Being, Social Well-Being, Support for Remote Work and Professional Improvement. Our 26 live events were attended by 6,000 team members - 40% of all associates - and reached a satisfaction rate of 96%. In addition, ergonomic and technology kits were provided for associates in home office mode.

In Mexico, an exclusive website focused on associate well-being: "Sentirte Bien" provided relevant medical information and psychological support over the phone. Employees migrating to home office mode received an allowance for the purchase of functional, ergonomic chairs.

Work on the plants observed strict health protocols recommended by health agencies in Brazil and worldwide to ensure a safe environment for employees and outsourced personnel. We kept people at risk in their homes, reduced our people in operations by 50%, revised shifts, implemented social distancing actions and purchased personal protective equipment.

We were nominated for the CNN Heroes Award for an exemplary action by the members of Marcus Hook's polypropylene plant, 20 miles from Philadelphia, Pennsylvania: during the first months of the pandemic, with an exponential increase in the number of cases in the United States, the team pledged to remain isolated for 28 days at the factory to accelerate the production of polypropylene, the raw material used in the manufacture of N95 protective masks and other medical supplies.

SUPPORT FOR THE VALUE CHAIN

In addition to preserving the health and reliability of our operations, we have also undertaken to support our stakeholders: we got together with our clients and with the communities where we operate to check which of our products could help fight the pandemic.

As part of the efforts, we granted R$ 1 billion in credit to solvent clients in Brazil. The loan could be used to purchase plastic resins (PE, PP, PVC), caustic soda, solvents and chemical specialties. The credits were made available in a record 60 days, and were limited to R$ 600,000 per client, with interest rates established as 100% of the CDI yield. This initiative preserved our production and the financial stability of our partners, while also ensuring that there was no disruption in the production of medical equipment for lack of raw materials.

Our Supplier Support Program featured two actions with great positive impact. A special fund of R$ 58.9 million was used to advance payment of invoices for services performed, and another R$ 6.71 million was used to make partial advance payments to suppliers.

DONATIONS GRI 203, 413

We work cooperatively to combat the pandemic, dividing our operations into two main fronts: supporting the communities surrounding our plants and supporting the fight against the pandemic along with our value chain.

On the first front, we donated hygiene and cleaning products to 50,000 families living around our plants in

The plastic CHAIN helps to fight COVID-19

Plastic plays a fundamental role in combating Covid. Braskem brought together a task force with its value chain to make donations possible in all locations where we operate.

More than 88 donations were made, with a total of more than 40 million masks and face-shields produced with our resins, besides 15 million disposable items such as packaging, cutlery, glasses and garbage bags distributed in hospitals and schools. Other health product donations included 1.2 million packages for gel alcohol, 800 thousand aprons and lab coats for frontline professionals, 50 thousand hygiene kits, 16 thousand food baskets and 1 Field Hospital in Alagoas (Brazil).

Brazil, provided basic food baskets for 1,200 families that work in recycling cooperatives and we supported the government of Alagoas in the construction of the field hospital urgently needed to save lives during the pandemic. Also in Alagoas, in April, in partnership with the state government, we opened a screening center to assist patients with flu symptoms and thus help relieve public hospitals during the pandemic peaks.

The second action front focused on supporting society in general: we worked together with our chain to enable the production of masks, face shields and other hospital and sanitary products. The thermoplastic resin we donated helped produce at least 60 million masks and at least 1 million aprons, helping to ensure the safety of health professionals and workers fighting COVID-19. In Europe, we donated 150,000 mask strips to more than 2,500 health institutes. Altogether, we implemented 88 donation projects to combat COVID-19.

RELIABILITY OF OPERATIONS

In terms of reliability of operations, the utilization rates of our plants in Brazil and the United States were temporarily reduced responding to slack demand given the slumping world economy and initiatives to reduce inventories along the petrochemical production chain. Production planning considered stock levels along the value chain, scheduled maintenance shutdowns, priority products with greater demand in the pandemic and the allocation of co-products to specific markets and enabled us to honor our commitment to supply our customers with reliable operations, leveraging synergies between our global units to meet the needs of society.

CASH PRESERVATION

Aiming to protect our finances and the resilience of our business in a scenario of uncertainties, we adopted a series of measures to preserve our cash reserves. As a preventive measure, we withdrew US$ 1 billion from our Revolving Credit Facility in May 2020 so we could provide financial support to our chain during the economic contraction. We also committed to reducing investments and fixed costs, and optimized working capital with relevant suppliers.

NORMALIZED OPERATIONS

As lockdowns lifted in a number of countries and the global economy regained some strength, demand for chemicals and thermoplastic resins also recovered. Thus, the utilization levels of our petrochemical hubs in Brazil and our industrial units in the USA returned to normal levels in June 2020. Our global sales followed suit, with a quarterly record in Brazil in the third quarter. With operations and sales back to normal, we pre-paid our revolving credit facility in July 2020.

Health and Safety remained a priority, and our members and third parties are still working from home and/or rotating shifts in certain cases until the COVID-19 transmission rates show considerable improvement, at which point we will follow the return plan defined by the company.

Resin donated by Braskem in 2020 enabled the production of 60 million masks and 1 million aprons

Find out more about our actions against COVID-19 here.

Focus on Sustainable Development

GRI 103-2, 103-3 | 305

Back in 2009 we launched our first 10 long-term social, environmental and economic goals for 2020. We met 85% of the objectives, especially regarding climate change.

We achieved 85% of our 2009-2020 Macro Objectives

1. Health and Safety
To be recognized as a global chemical industry reference in safety (chemical, work and process)

2. Economic and Financial Results
To be among the three largest producers of thermoplastic resins worldwide and to ensure sufficient profitability to sustain business perpetuity while maintaining Investment Grade. More details in Growth strategy/Strategic objectives.

3. Post-consumption
To be recognized as an important agent that contributes to plastic recycling.

4. Renewable Resources
To be recognized as a leader in the manufacture of chemicals and thermoplastic resins from renewable raw materials and to remain the world's largest producer of thermoplastic resins from renewable sources.

5. Water Efficiency
To remain a reference in the use of water resources in the global chemical industry.

6. Climate Change
To be among the best large chemical industries worldwide in greenhouse gas emissions and to be an important sequester of GHG emissions through the use of renewable raw materials.

7. Energy Efficiency
To be among the best large chemical industries in the world in terms of energy consumption intensity and to be an important user of renewable energy.

8. Local Development
To be recognized by surrounding communities and society in general for our contribution to human development, demonstrated by the achievement of the "excellent" reputation level in the Citizenship Dimension of RepTrak™ Pulse.

9. Solution Development
To be recognized as a company that supports clients in the development of environmental and social solutions; to contribute to the perception of plastic as a solution for sustainable development with the potential to improve people's lives.

10. Strengthening of Practices
To be recognized in Brazil and worldwide as a chemical company that contributes to sustainable development.


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NEW *challenges:* **Circular Carbon** Neutral **Economy**

The year 2020 was the last in the period previously defined for reaching our 10 sustainable development dimensions, so we set out to identify new challenges for the next decade (2020 to 2030), aligning our targets with new global demands. The definition of new Macro Objectives was a lengthy, complex journey, involving more than 500 associates and leaders worldwide. This process materialized in September 2020, when our Global Sustainable Development Strategy was approved by the Board of Directors.

The approved strategy was based on a comprehensive analysis that covered global challenges and trends, the GRI Materiality Matrix, Risk Management analysis for our business and our value chain, and also considered relevant issues for society. The new targets address all social, economic and environmental aspects of sustainable development and are aligned with the 17 Goals of the 2030 United Nations Agenda. Our priorities are the SDGs we can impact the most, and the commitments in the Paris Climate Change Agreement.

As a result, we organized our long-term actions around seven dimensions, focusing on the Circular Carbon Neutral Economy, especially by combating climate change and eliminating plastic waste.

Read our manifesto to learn more about our new dimensions at Braskem. A more sustainable future today.


OUR NEW COMMITMENTS ARE SHARED IN SEVEN DIMENSIONS
HEALTH AND SAFETY
FINANCIAL AND ECONOMIC RESULTS
ELIMINATION OF PLASTIC WASTE
COMBATING CLIMATE CHANGE
OPERATING ECOEFFICIENCY
SOCIAL RESPONSIBILITY AND HUMAN RIGHTS
SUSTAINABLE INNOVATION

Our goals and commitments

In line with our new commitments, we set targets for 2025, 2030 and 2050, mainly in combating climate change and eliminating plastic waste.

by 2025

1. Expand our I'm green™ portfolio to include 300,000 tons of thermoplastic resins and chemical products with recycled content.
2. Be one of the best companies to work for.

by 2030

1. Expand our I'm green™ portfolio to include 1 million tons of thermoplastic resins and chemical products with recycled content.
2. Prevent 1.5 million tons of plastic waste from being incinerated, taken to landfills or discarded in the environment.
3. Reduce scope 1 and 2 greenhouse gas emissions by 15% from our baseline 2019 levels.

by 2050

1. Achieve carbon neutrality.
2. Deal with social, environmental and human rights, and diversity, equality and inclusion issues as they emerge in economic, social and governance situations, acting in an integrated and transparent manner.



Governance

A clear governance structure and our Global Sustainability Development Committee will help us live up to our commitments and ensure agile, assertive processes. We created 10 work groups: seven of them are dedicated to the Macro Objectives and three are structuring groups focused respectively on Governance, Concepts & Tools and Communication. Each work group is typically headed by a company vice-president who receives direct support from an executive officer.


GLOBAL SUSTAINABILITY DEVELOPMENT COMMITTEE
Advisory Board
External members provide guidance and bring new insights into our strategy
PMO
Transform for Value + Sustainable Development
Provide support, flag opportunities and help mitigate risks
Governance
Concepts & Tools
Communication
1. Health & safety
2. Financial and economic results
3. Eliminate plastic waste
4. Combating climate change
5. Operating ecoefficiency
6. Social responsibility and human rights
7. Sustainable innovation

Carbon neutral circular economy

GRI 103-2, 103-3 | 306

We see Plastic Waste and Climate Change issues as the main challenges for our business and value chain, and our Global Sustainable Development Strategy is designed to make us part of the solution for a carbon neutral circular economy. Read more about it in Natural Capital.

CIRCULAR ECONOMY

Plastic is present in most people's daily lives and preserves the quality of products that come into our homes. The plastic industry is responsible for millions of jobs, and companies in other industries also use plastic to reduce production costs and save energy in their own production and distribution processes.

Mechanical and chemical recycling solutions guide our transition towards a circular economy

Despite such benefits, the production of plastic is also associated with significant environmental impacts. We are keenly aware of our responsibility in this regard and have publicly committed to strengthening the circular economy.

The circular economy proposes a systemic approach to ensure continuous flow of resources, regenerating, retaining or adding value while contributing to sustainable development. This is the direction we will follow in all actions.

Our strategy for the transition to a circular economy is based on mechanical and chemical recycling solutions. We are partnering with the other players in our value chain to strengthen mechanical recycling and overcome technical and logistical barriers to ensure adequate volumes of high-quality recycled material. We are also working on enhanced technologies and solutions for chemical recycling. The ultimate objective is to transform plastic waste into chemical inputs, fuel or raw material for the manufacturing of new plastic products.

CIRCULAR ECONOMY STRATEGY


PLASTIC WASTE
1 Mechanical Recycling
2 Chemical Recycling
3 Projects

Continue to advance in its mechanical and chemical recycling projects.

Support projects to avoid plastic waste.

DESIGN *for* Environment

Responding to society's growing demands regarding sustainability and circularity entails much more than just using recycled materials. We need to rethink products from scratch, from raw materials and inputs to final consumer experience. Braskem proposes combining our expertise in polymers and transformation processes with brand owner insights into consumer behaviors and desires. Working hand in hand, we can deliver an incredible experience with the lowest possible environmental impact. Aiming for more sustainable and circular packaging, we have developed an environment-friendly design methodology that uses Product Life Cycle Analysis to identify environmental hotspots over time. Once a gap is identified based on a scientific analysis, the next step is to explore the consumer's world and journey to maximize product attractiveness and usability. The ideation to prototyping/testing loop is repeated until we succeed in combining sustainability, circularity and consumer experience in a single product. This methodology is already being used in our Braskem Design Challenge

CARBON NEUTRAL GRI 103-2, 103-3 | 305

Climate change is one of the most urgent and important challenges we must face in the not-so-distant future. Carbon neutrality is a core concept within the strategy to reverse or at least mitigate the problem. According to the IPCC (Intergovernmental Panel on Climate Change), carbon neutrality is obtained when the total amount of greenhouse gases emitted is equal to the total amount removed on a global scale. Reducing greenhouse gas (GHG) emissions can be done by changing energy sources and industry processes, compensating and/or capturing emissions.

The chemical industry is one of the major sources of greenhouse gas emissions (GHE). On a global scale, energy-intensive chemical production processes release 1.5 billion tons of CO_2 into the atmosphere, according to the International Energy Agency.

We fully understand our impact in this respect and have implemented several actions to foster energy efficiency and expand the use of renewable energy sources in order to achieve our goal of carbon neutrality by 2050. Our strategy to face climate change is divided into three fronts.

Our goal is to reduce total GHG emissions by 15% until 2030 (from 10.8 million tons of CO in base year 2019 to 9.2 million)

STRATEGY TO ACHIEVE CARBON NEUTRALITY

CARBON NEUTRALITY

1 Reduction

Reduce emissions with a focus on energy efficiency, as well as increasing the use of renewable energy in current operations, establishing partnerships aimed at innovation and technology.

2 Compensation

Compensation of emissions with potential investments in the production of chemicals and polymers from renewable sources.

3 Capture

Capture of carbon emissions through research and development to use carbon emissions as a raw material.

In terms of reducing emissions, we are working on expanding the use of renewable energy in our operations while constantly improving our energy efficiency. As a result, in the past 13 years, we have reduced the intensity of our GHG emissions by around 17%. This effort will help us achieve our intermediate target of reducing direct emissions (scopes 1 and 2) by 15%, from 10.8 million in 2019 to 9.2 million tons of CO_2e by 2030. GRI 305-5 | SASB RT-CH-110a.2.

The second front is compensation, and it will go hand in hand with the expansion of our activities in the renewable products market. We will increase our output of Green Polyethylene with an additional 60,000 tons and plan to diversify our portfolio with new solutions based on renewable raw materials

Read more about Natural Capital.

On the third front, our innovation teams are working tirelessly to develop creative technologies to embed carbon capture and use in our processes. Read more about it in Intellectual Capital.

Read more about Intellectual Capital.

Capital **performance**

- → Financial Capital
- → Manufactured Capital
- → Intellectual Capital
- → Human Capital
- → Social and Relationship Capital
- → Natural Capital

During this challenging year, we counted on the actions of the crisis committee to deliver integrated results. This section contains key information on our projects, initiatives, results and business performance, organized by capital and using accurate and reliable indicators. This is how we express our commitment to be transparent in our communication to society, our associates, clients, suppliers and investors, showing how we create and share value.


Braskem



Financial Capital

GRI 103-2, 103-3 | 201

DIMENSION 2:
Financial and economic results

Our strict financial discipline, careful capital allocation and robust risk management are essential elements to ensure healthy Financial Capital. In 2020, our recurring Operating Result was R$ 10,975 million and our positive Net Cash Flow totaled R$ 1,276 million, with a leverage ratio of 2.94x, significantly lower than in 2019.

Financial Performance of Operations

RECURRING OPERATING RESULT

US$ 2,082 million
38% higher than 2019

Variation justified by:

- Better spreads for resins and main petrochemicals in Brazil, PP in Europe and PE in Mexico
- Increased resin sales volumes in Brazil with record high in quarterly resin sales in the Brazilian market
- Higher sales volumes in the United States, Europe and Mexico
- In local currency, the Adjusted Operating Result was R$ 10.975 million, 85% higher compared to 2019 due to the devaluation of the Brazilian Real (BRL) against the US dollar

Signature of the UN Global Compact's CFO Principles

In 2020, as a member of the CFO Task Force, an initiative promoted by the UN Global Compact, we commited to implementing the CFO Principles for integrating Sustainable Development Goals (SDGs) into our financial and investment management. This initiative will involve the definition of goals related to our commitments to the SDGs, and is in line with our global strategy and with the objective of contributing to improving people's lives through sustainable development.

Origin of Financial Resources

NET CASH FLOW GENERATION

R$ 1,276 million

59% lower than in 2019

- Strong operating result
- Monetized PIS/COFINS credits totaling R$ 1.786 million
- Reduced planned investments by 23%
- Impacts partially set off by the impact of working capital in the cash flow in the first half of the year due to lower purchased volumes of imported naphtha

AVERAGE DEBT MATURITY

19 years

- 50% of the debt due later than 2030
- Average weighted cost of debt impacted by exchange rate variation +5.3%

CASH POSITION

US$ 3,940 million

- Assures timely payment for debt maturing in the next 84 months
- Considers the revolving credit line of US$ 1 billion, available until 2023

Corporate leverage *RATIO*

Despite the adverse scenario resulting from the downturn in the petrochemical industry and the uncertainties stemming from the Covid pandemic, we have been able to preserve and maintain our solid cash position and long debt profile. In line with our firm commitment to financial health and cost discipline, we implemented a number of measures to reduce our corporate leverage ratio, aiming to return to investment grade. Since the second quarter of 2020, we were able to deleverage significantly, down from 7.1x to 2.9x at the end of 2020.

One of the measures taken was the issuance of US$ 600 million in hybrid bonds (subordinated bonds) in July 2020, with 50% equity treatment by Standard & Poor's and Fitch Ratings.

Allocation of Resources

INVESTMENTS:

US$ 555 million

8% below the US$ 600 million

Including:

- Construction of the new PP plant in the United States (Delta Project) totaling R$ 802 million (US$ 162 million)
- Includes investments to restart chlorine--soda production in Maceió through the acquisition of sea salt

STATEMENT OF VALUE ADDED (DVA)

R$ 9,599 million

38% higher than 2019

We aim to distribute our financial capital in a way that adds value to all our stakeholders. To this end, all funds, whether provided by third parties or deriving from the company's own cash flow, are invested to generate added value for society.

See complete DVA in the indicator center.

Capital Market

BRKM3

R$ 25.22 per share

(- 20.04% compared to 2019)

BRKM3

R$ 23.57 per share

(- 21.04% compared to 2019)

- Uncertainties resulting from the COVID-19 pandemic
- Updates on the geological event in Alagoas
- Loss of investment grade by rating agencies
- Controlled company Braskem Idesa in Mexico affected by problems in the transportation of natural gas and ethane supply

For additional information on Financial Capital, visit our Management Report 2020.



Manufactured Capital

DIMENSION 2:
Financial and economic results

DIMENSION 3:
Eliminate plastic waste

Using our fixed assets of R$ 36 billion, in 2020 we produced a wide and diversified portfolio of hundreds of products, with emphasis on thermoplastic resins, especially polyethylene (PE), polypropylene (PP) and polyvinyl chloride (PVC), implementing initiatives aimed at increasing the productivity and competitiveness of our operations. Our global production capacity in 2020 was approximately 21.4 million tons of chemicals and thermoplastic resins.

See more at Braskem
and Manufactured Capital.

CAPACITY, PRODUCTION VOLUME AND USAGE RATES 2020 (KT/YEAR)

	2020		
Brazil (chemicals and specialties)	9,468	7,636	81%
Brazil (green ethylene)	200	175	88%
Brazil (PE)	3,055	2,572	84%
Brazil (PP)	1,850	1,569	85%
Brazil (PVC)	710	449	63%
Brazil (caustic soda)	460	9	2%
Brazil (chlorine)	400	6	2%
Brazil (EDC)	520	0	0%
U.S. (PP)	2,020	1,547	77%
Germany (PP)	625	493	79%
Mexico (ethene)	1,050	787	75%
Mexico (PE)	1,050	780	74%
Total	**21,408**	**16,023**	**75%**

*Closing of the chlorine-soda plant activities in Bahia, due to the end of the useful life of this unit.

Utilization Rates and Sales

We aim to increase the utilization of our petrochemical plants to dilute fixed costs and make our operations more competitive. In 2020, our capacity utilization rates in general were affected by the temporary reduction in activities with the sluggish demand amidst the COVID pandemic; by scheduled shutdowns in the United States and Europe; and by the temporary interruption of natural gas supply in Mexico.

Yet the strong demand for thermoplastic resins led to increasing volume of sales in the Brazilian market, with a historical quarterly record of resins sold, as well as higher volume of sales in the United States, Europe and Mexico.

You can checkour 2020 operating result by region in our Management Report.

Renewal of Raw Material Contracts

We renewed the raw material contracts in Brazil with Petrobras, with guaranteed supply of naphtha to the industrial units in São Paulo, Bahia and Rio Grande do Sul, and of ethane and propane to Rio de Janeiro. The prices in the five-year contracts are based on international references.

Additionally, to ensure access to the naphtha logistics system in Rio Grande do Sul, we have also renewed tanking contracts with Petrobras as well as handling and tanking contracts with Petrobras Transporte S.A.

The Delta Project became the largest polypropylene plant in the United States, with 450,000 tons annual production capacity

New PP Plant in the USA (Delta Project)

Our polypropylene production was strengthened in 2020 with the opening of the new PP plant in La Porte, Texas. This is the largest polypropylene plant in the US (estimated annual production capacity >450,000 tons per year), and makes us the largest PP producer in the Americas.

As the first plant built by Braskem in the US, the Delta Project features the most advanced technology for polypropylene production. Aligned with the principles of sustainability and eco-efficiency, the plant will have lower emission levels and generate less waste, operating with greater energy and water efficiency and fostering recycling activities. The total investment in the new facility was US$ 750 million, and the new unit will boost both exports and domestic sales in the US market. Operations started in September with significant ramp-up to 101,000 tons and 90% utilization rate by the end of 2020.

Our modern innovation and technology center in Pittsburgh, Pennsylvania, enables us to deliver pioneering polymers to our customers. We have also announced the development of our global export center in Charleston, South Carolina, to better serve international clients.

For more information about our new PP plant in the United States (Delta Project), click here.

Ethylene Supply in Mexico

Braskem Idesa is a joint venture formed in 2010 in which Braskem holds 75% of the capital and Mexican Idesa holds the remaining 25% under a shareholder agreement. The company's petrochemical complex uses ethane as a raw material and consumes utilities such as water, energy and natural gas. The operation has long-term input supply agreements: ethane is supplied directly by Pemex and natural gas mainly by the same state-owned company, in this case through Cenegas.

Since 2017, Braskem Idesa has received lower volumes of ethane from Pemex than established in the supply contract. In 2019, in order to increase the use of the petrochemical plant, Braskem Idesa implemented an alternative logistics solution for importing ethane from the United States through a private terminal in Coatzacoalcos, and we are involved in ongoing discussions with the state company in the search for constructive solutions to address the lack of ethane in Mexico.

At the end of 2020, Cenegas, the state agency responsible for the pipeline and natural gas transportation system in the region, unilaterally interrupted the flow of natural gas to our petrochemical complex, paralyzing our activities due to the lack of

energy inputs. We resumed activities partially in January 2021 under an experimental business model, following safety protocols and reducing the impact on our capacity to meet the demand of the Mexican plastic industry.

Aiming to assure continuity of operations in Mexico, in February 2021, we signed a memorandum of understanding with terms and conditions for discussing potential additives to the ethane supply contract with Pemex, as well as for the development of an import terminal for ethane. In addition, we signed an agreement for natural gas transportation services with Cenegas, with a final term of 15 years. This term is subject to the signature of the definitive ethane supply agreement with Pemex. The ethane supply contract in Mexico is still valid and in force to date.

For more information, see here Form 20-F.

I'm Green™ Portfolio

GRI 103-2, 103-3 | 301, 306, 301-2

Sales of our I'm green™ biopolymers (PE Verde) and resins with recycled content grew respectively 5% and 284% compared to 2019, despite the weaker global demand in the first half of 2020 due to the COVID pandemic. Recycled products reached 9,000 tons sold while Green PE reached 170,000 tons sold, both historical records. Regarding recycled products, we have expanded our partnerships and commercial activities to all regions where we operate.

I'M GREEN™ SALES (TONS.)

	2020	2019	VAR
Recycled	**9,067**	**2,261**	**284%**
Brazil	4,490	1,695	165%
Resins	2,765	996	178%
Chemicals	1,725	699	147%
U.S. and Europe	1,810	666	172%
Mexico	2,766	–	n.a.
Green PE	**169,632**	**161,424**	**5%**
Utilization rate (green ethane)	87%	78%	9%

Performance in Recycling

In all, our recycling efforts in 2020 contributed to more than 5,000 tons of plastic waste returning to the economy through resins with recycled content.

In Brazil, we saw a 320% increase in the number of clients purchasing resins with recycled content compared to 2019. This growing number of clients reflects the stronger demand for plastic resins, especially in the retail sector. Another important factor is the expansion of our capacity to produce recycled products through new partnerships with recyclers, which leads to greater availability and a more robust portfolio.

One key achievement was our partnership with Valoren to build a recycling line and expand our portfolio of post-consumer resins in Indaiatuba (SP). We will invest R$ 67 million in the construction of a recycling line with capacity to transform 250 million packages into 14,000 tons of high-quality post-consumption resin per year. Operations are expected to start in the fourth quarter of 2021. GRI 301

In the USA, Braskem entered a long-term relationship with Encina, a leading provider of solutions for the production of renewable chemicals, for the production of circular recycled polypropylene (PP). Encina technology can produce renewable chemicals from post-consumer plas-

TOTAL VOLUME OF POST-CONSUMPTION PLASTIC WASTE UTILIZED IN RECYCLED CONTENTS (TONS.)

2018				2019				2020			
Brazil	U.S.	MEX	EUR	Brazil	U.S.	MEX	EUR	Brazil	U.S.	MEX	EUR
107	0	0	0	1,113	666	0	0	2,646	1,598	838	212
TOTAL: 107				TOTAL: 1,779				TOTAL: 5,294			



tic, and the company plans to open a new facility in the second half of 2021. Additionally, we joined the Polypropylene Recycling Coalition, a group committed to increasing PP recycling, to ensure this material is widely recovered and reused in final markets, including food and beverage packaging, consumer goods and automotive parts.

We also made our first sales of recycled resins in Mexico and Europe, and will soon announce partnerships to boost our operations in recycled products in those regions.

Plastics *in* LANDFILLS

In 2020, we closed an agreement with the environmental engineering company Tecipar through which we created a sorting plant for the separation of solid and organic waste collected by the municipalities of Barueri and Santana de Parnaíba. The screened plastic will be directed to a Braskem recycling partner, and the recycled resins they produce will then become raw material for new Braskem plastic products. The project is expected to prevent 2,000 tons of plastic waste from being dumped annually at the Santana de Parnaíba landfill. This total is equivalent to approximately 36 million plastic packaging items.

Some of our recycling projects

- **ABSORBENTS:** A partnership between Braskem, Johnson & Johnson and Mega Embalagens has strengthened our I'm green™ Recycled portfolio. The flexible packaging of the Always Free absorbents are now produced with 33% post-consumption resin obtained from flexible packaging reverse logistics. This is the first flexible thin film packaging in hygiene manufactured with 33% post-consumption resin.
- **"ANA DE AÇÚCAR":** A joint effort with footwear brand Anacapri enabled the launch of a slip-on called, "Ana de Açúcar", made from our biobased, I'm green™ EVA derived from sugarcane ethanol. Thanks to its renewable origin, this widely used material in the footwear industry captures 2.1 tons of CO_2 for each ton produced. I'm green™ EVA is as flexible, light and resistant as conventional plastic resin, preserving product quality and design.
- **TRAMONTINA ECOLOGICAL LINE:** Tramontina's ECO decoration line features products made with I'm green™ materials. The line was expanded in 2020 with a new model of the Aztec ECO Vase in their Basic line. Armchairs, chairs, vases, cachepots and watering cans are other items in the ECO line, which grew its market share by 54% in 2020 compared to 2019.



Intellectual Capital

DIMENSION 7:
Sustainable innovation

Innovation in products, processes and mindset are essential to achieve the objectives of our business strategy. On the innovation front, our efforts are aimed at Research and Development of new products and clean technologies, while fostering open innovation and advancing our digital transformation program to improve processes and operations through data analysis and automation.

We also encourage all our team members to think outside the box and propose new alternatives for everyday challenges: we welcome, recognize and forward the ideas we receive. Our Digital Challenge, the Innovation Portal and the programs related to Transform for Value are all part of this effort.

In 2020, our structure designed to foster innovation and technology, consisted of:

INNOVATION STRUCTURE

- **293** team members
- **2** Technical Centers focused on polymers
- **2** Technology and Innovation Centers, in Triunfo (Brazil) and Pittsburgh (U.S.)
- **1** Process Technology Development Center, Mauá, (Brazil)
- **1** Renewable Chemicals Research Center in Campinas (Brazil)
- **7** pilot plants
- **2** labs for 3D printing in the cities of Triunfo (Brazil) and Pittsburgh (U.S.)

RESULTS

- **19** new polyolefin grades added to the portfolio in 2020
- **128** projects for the development of new products, markets and processes
- **26** new patent applications and 127 patent extensions
- **350+** customers served globally by our Technology Centers, with a total of more than 21,000 analyses

INVESTMENTS IN INNOVATION 2020

	AMOUNT IN R$	DETAILS
R&D investment	242.5 million	Amount related to fixed I&T expenses plus 2020 R&D Capex
Percentage of fixed Innovation expenditures focused on sustainability	36%	Percentage of Opex focused on sustainability in 2020
Tax benefit for innovation	75.4 millon	62.5 million in Brazil 12.9 million in the United States

Key Innovations

Today Braskem holds a portfolio of 120 innovation projects with a net present value (NPV) of approximately R$ 8 billion in different fronts:

- **Recycling:** projects for both mechanical and chemical recycling.
  Objective: to accelerate the shift towards circular economy solutions, strengthening our reputation as a leader in sustainability.

- **Lightweight:** seek solutions with less weight in the final product for the packaging industry and the automotive sector.
  Objective: to contribute to a more sustainable world, reducing waste generation and greenhouse gas emissions.

- **New design copolymers:** production of a new family of copolymers with customized properties.
  Objective: to grow the business in markets having higher added value.

- **Cleaner polyolefins:** platform that increases the competitiveness of our polyolefin portfolio.
  Objective: to anticipate regulatory and chemical safety trends.

- **Activation and prepolymerization:** process improvement projects.
  Objective: improve productivity or reduce costs.

SUSTAINABILITY INDEX

We developed and implemented the Sustainability Index for the entire portfolio of Innovation and Technology (I&T) projects, and this is now part of the standard planning process and approval pipeline for I&T projects. The Index aims to ensure overall alignment with sustainability, and all projects are assessed in terms of sustainability from the early planning phase. A new project may have a positive, neutral or negative impact on each dimension (water, energy, chemical safety, process/product, greenhouse gas emissions and circularity). In 2020, 80% of the I&T projects had a positive impact on the Sustainability Index.

GREEN MEG

We have enhanced our Green MEG (monoethylene glycol) production, a raw material for PET that moves about R$ 25 billion a year. In 2017, we signed a technological cooperation agreement to develop a pioneering path for the production of MEG from sugar, with a demonstration unit starting in 2019 to showcase the key design characteristics of the pioneering technology that transforms sugar into renewable MEG. In 2020, we announced the first production of renewable MEG on a demonstration scale, and the next step includes making samples available for testing and validation by strategic partners.



3D PRINTING

Another innovation was the launch of a portfolio of exclusive products for 3D printing. Braskem's polypropylene (PP) solutions proved to be attractive and ideal for additive manufacturing for their recyclability, impact resistance, dimensional stability and lower density compared to other types of plastics, contributing to lighter parts printed in 3D.

Keeping an EYE on Science

Life Cycle Assessment (LCA) is a technique that allows quantifying and analyzing the environmental impacts of a good or service, from the extraction of the raw material to its final disposal. LCA is based on scientific criteria and the analysis provides accurate information to support business decisions aimed at reducing environmental impacts along the entire value chain. In addition to quantitative aspects, LCA considers carbon footprint, water footprint, toxicity and depletion of natural resources, among others.

We use LCA to support strategic decisions in terms of their sustainability. In 2020, we launched the LCA Platform, a group of team members from all regions responsible for disseminating acquired knowledge and exploring new opportunities. A total of seven life cycle analysis studies were completed in 2020; another seven were started and are currently in development. In addition, we have developed a scientific article that is in the final stage of approval by the journal.

Fostering Innovation

BRASKEM LABS

Braskem Labs was created in 2015 to expand and encourage innovations with a positive socio-environmental impact. The program is designed to accelerate startups that seek to make the world more sustainable through solutions that use chemicals and/or plastic, helping them move forward through the next stages of maturity. In the 2020 edition of the program, we invited companies from our value chain to join us. Our clients Ambev, BRF, AkzoNobel and Grupo Boticário are now mentoring startups and exploring business opportunities with them.



In the midst of social distancing requirements due to the pandemic, 20 startups selected for the Ignition and Scale programs went through three months of remote workshops, dynamics and networking to accelerate and build up their business. The cycle ended with Demo Day, where startups made their pitch to investors, executives and business partners. In all, 25% of the accelerated startups entered relationships with Braskem or participating co-sponsors as customers, suppliers or partners.

Our portfolio has grown to 74 accelerated startups so far, out of which 32% did business with Braskem.

Learn more here.

In all, 25% of the accelerated startups became Braskem customers, suppliers or partners

DESIGN CHALLENGE

The Braskem Design Challenge connects professionals, students and companies in the search for innovative and more sustainable solutions to real packaging problems through creativity and design, using concepts such as Design for Environment, Life Cycle Assessment and Circular Economy.



Our Braskem Design Challenge was also taken online in 2020. The event gathered designers to solve packaging problems for our clients Grupo Boticário and BRF following the Design for Environment concept, which seeks to reduce environmental impacts over the entire product life cycle. The eighth edition of the Challenge brought together 24 recent graduates, and the best solution received a R$ 20,000 cash prize. The winning projects are currently in the planning phase for technical and industrial validation/refinement, involving Braskem and clients in the preparation for a future market launch.

Find out more about
Braskem Design Challenge

The eighth edition of the Braskem Design Challenge attracted 24 just-graduated professionals; the prize for the winning solution was R$ 20,000

Digital Transformation

In 2020 alone, we developed, tested and implemented digital strategies that unlocked recurring gains of more than R$ 54 million/year, representing a net present value (NPV) of more than R$ 150 million. Total gains may grow to reach R$ 665 million per year.

- **Industry 4.0 technology**
  Aiming to maximize the efficiency of the plants, the project connects and optimizes plants in order to reduce costs, increase efficiency, improve the services provided, analyze data and automate repetitive or high-risk tasks;

- **Production and inventory planning**
  The planning activities are based on an advanced data analysis system that assesses the drivers for product demand;

- **Purchasing procedure**
  From end to end, we provide applications with intuitive language that streamline services from the moment the customer places an order until delivery and payment.



Human Capital

DIMENSION 1:
Health and safety

DIMENSION 6:
Social responsibility and human rights

Our team members play the leading role in achieving our results, growth and innovations. We aim to offer them a better professional experience, in an increasingly diverse and inclusive environment, guided by our non-negotiable value of safety for people.

People Management

In 2020, we put in place measures to ensure opportunities for growth, training and professional fulfillment, advancing initiatives that enhance BeUx, our value proposition to team members.

For additional information, access our Management Report.

Human Rights GRI 103-2, 103-3 | 412

We understand that our actions at Braskem have a positive or negative impact on human rights. Our sustainable development efforts are grounded in the internationally recognized rights expressed in the International Charter of Human Rights and in the Declaration of the International Labor Organization regarding fundamental principles and rights in the workplace. Our commitment to respecting human rights is aligned with the United Nations (UN) Guiding Principles on Business and Human Rights and covers our own operations, the surrounding communities, our value chains and even society as a whole. This commitment is expressed in the Global Sustainable Development Strategy approved by our Board of Directors and in Braskem's Codes of Conduct, both publicly available. The Global Sustainable Development Strategy esta-

blishes Braskem's responsibility to identify, assess and manage the risks of negative impacts on human rights, adopting preventive, mitigating or remedial actions. Our ambition is to be recognized as a company that promotes human rights and equity throughout our value chain. Our global 2030 goals are to manage 100% of the high and medium risks in human rights and to grow the share of women in leadership positions and of black people among our team members.

HUMAN RIGHTS *risk* assessment and **management**

In 2017, 100% of our operations were submitted to the first human rights impact assessment study, and we started introducing priority risks in the company's risk matrix. In 2020, we continued to implement measures for the prevention and mitigation of the priority human rights risks, which are now integrated in the Corporate Risk Matrix and followed up by the Board of Directors and senior management. These risks include Dignity and Diversity, Ethics and Transparency, Traditional Peoples, Decent work in the value chain and Post-consumption. Our human rights impact assessment will be updated in 2021 for all Braskem operations.

Learn more about our Human Rights risk mitigation actions here.

Diversity, Equity and Inclusion

GRI 103-2, 103-3 | 405

Since 2014, our Diversity, Equity & Inclusion Program has developed actions to make our work environment increasingly diverse, inclusive and free from prejudice and discrimination. Besides wide-reaching initiatives across the organization, actions in five specific areas have specific strategy and objectives aiming to include and expand the participation of historical minorities at Braskem:


GENDER EQUITY
INDIVIDUALS WITH DISABILITIES
RACE & ETHNICITY
LGBTQIA+
SOCIALLY VULNERABLE

Dignity and DIVERSITY

In 2020, we finalized a diagnostic analysis and defined an action plan to strengthen the prevention and remediation of harassment and discrimination at Braskem, including better ways to protect and hear affected people, and measures to prevent new cases.

Our Ethics Hotline received 473 reports and closed 578 cases (adding up cases received in 2021 and previous years). Out of the 37 harassment reports received in 2020, 36 were resolved, and 10 led to remedial actions.

We received 5 reports of discrimination; 4 have been closed and 1 is still being analyzed. GRI 406-1

Our 2020 Diversity and Inclusion Week was the first global, online edition of the event. Lectures, panels and debates presented tools our team members can use to promote diversity in their daily lives.

The 2020 edition of Braskem's Internship Program was also redesigned to enhance diversity and bring different types of knowledge into the company. All phases of the recruitment and selection process to fill 300 job openings took place online, and the Logical Reasoning Test was replaced by the Decision-Making Test. Fluency in English is no longer mandatory for 40% of the openings and the selection of curricula is blind: recruiters have no access to information such as applicant age and college attended. This helps to ensure candidates are evaluated based on their alignment with our company culture, and not harmed by the possible need to invest in their training.

Our Braskem Black University Student Week had five days of online debates highlighting the importance of diversity in the workplace. Different workshops provided hints and tips on how to write up CVs, LinkedIn profiles, besides practical advice on how to prepare for selection processes.

We also implemented actions to grow the number of women in leadership positions within Braskem. In Brazil, we were one of the signatories of the Equity is Priority movement launched by the Global Compact Brazil Network: we pledged to have 30% of women in senior leadership positions by 2025. Our Braskem organization in Europe also made progress in this regard, signing the "Charta of Diversity," a German initiative that encourages local businesses to promote more diverse and inclusive work environments.

RESULTS *from our* Internship Program

In 2020, we also had significant figures in our Internship Program:

+ 25,000 participants

RACE
38% of the openings filled by black candidates (11% higher than 2019)

SOCIAL CLASS
45% of the interns came from families with a combined income of no more than R$ 4,000 (8% more than 2019)

GENDER
54% of the openings were filled by women, in line with previous years

AGE
we have a **43-year-old trainee** for the first time

Diversity


Men
2018 77%
2019 77%
2020 76%
Women
2018 23%
2019 23%
2020 24%
Women in leadership
2018 27%
2019 30%
2020 30%
Black
2018 29%
2019 30%
2020 30%
Black in leadership
2018 13%
2019 13%
2020 13%

* leadership positions include coordinators, managers, directors, vice presidents and business leader. To find out the % of women for each hierarchical level, visit www.braskem.com/esgdashboard

Health and Safety at Work

GRI 103-2, 103-3 | 403, 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7 | SASB RT-CH-320a.2

DIMENSION 1: Health and safety

Safety is not negotiable at Braskem. We care for our team members, and adopt practices to ensure their safety and health. We have occupational health and safety committees in every operation: the local committees are responsible for local risk assessments and educational campaigns and they also participate in incident investigations and other local actions.

To learn more about our health and safety management, visit here.

IMPACTS GRI 403-9 | SASB RT-CH-320a.1.

In 2020, the three activities with major accidents were i. cargo handling, ii. accidental contact with hazardous chemicals and iii. falls. Accident prevention actions focused on reducing risks through technologies and equipment that can replace workers or minimize their exposure to risks, implementing improvements in engineering controls and adopting preventive maintenance programs. Administrative measures included enhanced risk analysis tools, improved planning for the execution of activities, training programs and more effective individual protection.

Unfortunately, in 2020 we recorded a fatal accident involving an outsourced party due to a leak of a flammable chemical followed by a fire in our operations in Alagoas. We have strengthened our safety practices after the accident, and started a series of studies and acquisitions of state-of-the-art equipment to further improve our processes.

In spite of the regrettable fatality, we reduced the accident rate with and without lost time by 27% compared to 2019, with the best performance in the last three years.

Our goal is to achieve better results in Health and Safety by strengthening human reliability to reduce human errors. Other actions include careful planning and risk assessments, training sessions and process improvements. To this end, in 2020 we continued our Human Reliability Program, reviewed our SSMA management process for third parties and put the Mechanical Integrity Program into practice, with an emphasis on efficient management.

Learn more in our ESG Dashboard.


ACCIDENT RATE CAF + SAF (1MM/MHW)
1.07
1.31
0.95
2018
2019
2020
TIER 1 ACCIDENT RATE (1MM/MHW)
0.12
0.15
0.07
2018
2019
2020



Social and Relationship Capital

GRI 102-12, 102-13, 103-2, 103-3 | 203, 413-1, 413-2

DIMENSION 6:
Social responsibility and human rights

In line with our Global Sustainable Development Strategy, we seek to promote actions that support social and economic development in the communities where we operate, with a focus on generating positive impacts and mitigating any negative impacts generated by the operation. We also maintain a consistent policy of Private Social Investments, Donations and Sponsorships to build long-lasting relationships with the communities that live near our facilities.

We believe partnerships are essential for reaching our objectives. We join efforts and cooperate with different players, both within our value chain and in society at large.

Find out more about our partnerships here.

PRIVATE SOCIAL INVESTMENT

Our priority is to manage plastic consumption and post-consumption practices and to foster innovation, entrepreneurship and local development in all regions where we operate. In 2020, we had an increase of approximately 40% in the amount invested in socio-environmental projects and donations, including those related to coping with COVID-19. With severely restricted face-to-face activities due to the pandemic, most of the socio-environmental projects supported by Braskem were completely paralyzed, so we reached fewer people than in 2019.

For more information on our Private Social Investment projects, visit here.

Indicator	2018	2019	2020
Number of people benefited[1]	199,281	533,447	236,944
Donated amount	11,214,187.61	8,886,492.61	25,440,555.98[2]
Amount invested in PSI	9,570,478.67	14,570,068.26[3]	7,278,548.78

1. Includes PSI beneficiaries, donations and volunteering.
2. Includes donations related to coping with COVID-19.
3. Includes investments related to Maceió (TC1).

Aiming to ensure clear focus and consistency in our interactions, in 2020 we developed a Community Engagement Framework to guide the implementation of specific engagement strategies for each community. The initiative is still in the pilot phase, and will soon unfold into actions based on the identified impacts.

MADRE **de *Deus***

Thirty years ago, there was a chemical leak from a tank owned by Copanhia Carbonos Colloidais (CCC) in the city of Madre de Deus, Bahia. The leaked product belonged to Tecnor Tecnolumen Química do Nordeste (Tecnor) and might have been purchased by Companhia Petroquímica de Camaçari, one of the companies that later formed the Braskem petrochemical conglomerate through a merger in 2002. Braskem has never had any corporate relations with either CCC or Tecnor.

Given our experience in the petrochemical products, Braskem was asked to help with analysis, studies and environmental repair of the affected region, which has been monitored since 2003 by the local authorities. Through and addendum to the agreement signed between authorities and CCC in 2015, Braskem is supporting the relocation of families as necessary to proceed safely with repairs.

GLOBAL VOLUNTEER PROGRAM

While we had to adapt our actions to the remote format, solidarity remained a strong presence among our team members. At the end of 2020, we had 1,075 mobilized volunteers, of which 817 were team members and 257 were guests, benefiting about 21,000 people. At the beginning of the year, the Residents' Center in Maceió received two groups of volunteers who came from all over Brazil to support the people who lived in the neighborhoods affected by the geological phenomenon. We also joined the World Cleanup Day with AEPW (Alliance to End Plastic Waste) with volunteers in six of the countries where we operate.

Finally, we organized the second edition of the WeCARE Week, a global week of online activities on the circular economy, featuring lectures, conversation circles and practical activities for members and their families.

Get to know more about our Voluteer Program here.

GOVERNMENTS AND ASSOCIATIONS

Our interactions with government officials and associations must be based on transparency, ethics and dialogue; always initiated for a lawful reason, involving competent agents and conducted in an appropriate, professional manner.

To ensure that our interactions with third parties, in particular public bodies and associations, follow the criteria described above, we maintain a strong Government Relations team and have a robust Public Official Interaction Tool. Our team members can record information about any type of interaction with public officials using this tool.

Our interactions with government agencies and public banks involve a series of fiscal and tax obligations, tax incentives, special tax regimes and financing.

This is especially relevant given the fact that we must necessarily engage in interactions with government agencies and public banks regarding fiscal matters, tax obligations, tax incentives, special tax regimes and financing. Loans from public banks and government agencies fund our growth projects, especially the National Bank for Economic and Social Development (BNDES) and the Northeast Bank of Brazil. We also operate with international Credit and Export Agencies (CEAs), such as Nippon Export and Investment Insurance (NEXI), Japan, Euler Hermes of Germany, and SACE, Italy.

Supply Chain GRI 102-9, 103-2, 103-3 | 204, 205, 308, 412, 414

In line with our principles of quality and commitment to environmental responsibility, our supplier management is decentralized, with actions distributed in different areas guided by our Code of Conduct for Third Parties. This internal guideline was built on international reference documents, such as the United Nations Universal Declaration of Human Rights, and a series of resolutions recommended by the International Labor Organization. Contractors must abide by the Code, which describes their rights and duties regarding labor and socio-environmental practices, and suppliers classified as having the highest potential risk are subject to a due dilligence process.

Several other initiatives focus on increasing efficiency, mitigating risks, improving user experience and financial return, such as the implementation of our digital global procurement platform (Coupa), with more than 40,000 online quotations received from approximately 10,000 suppliers leading to 91% of all service acquisitions. We also introduced a new inventory management tool to optimize material inventory parameters and storage.

Regarding decent work in the value chain, our awareness-raising actions reached 402 truck drivers, 24 carriers and 102 team members in logistics and transportation companies. The main objective was to prevent the sexual exploitation of children and adolescents on highways under the Program Na Mão Certa, from Childhood Brazil. Along the same line, we approved a management process to assess and monitor critical suppliers under more comprehensive human rights criteria.

Aiming to engage our supply chain in sustainability issues, in 2020 we reaffirmed our partnership with CDP Supply Chain, a program that helps companies identify environmental risks and opportunities in their supply chain. We achieved more than 86% engagement for Climate and 77% for Water, the highest historical index in nine years, reaching 119 critical suppliers in Water and 186 critical suppliers in Climate.

Partnership with CDP Supply Chain helps to engage supply chain in sustainability matters

We also reviewed supplier pre-qualification processes and supplier SSMA assessments to consider the bidder's safety performance as an important criterium in the selection of service providers.

ETHANOL SUPPLIERS

Ethanol suppliers go through a very strict admission process: our Responsible Ethanol Purchase Program is based on Compliance (mandatory requirements) and Excellence (continuous improvement). By joining the program, the supplier pledges to uphold high standards in integrity, environment, human rights of workers and communities, management of sugarcane suppliers, quality and efficiency.

When joining the program, suppliers commit to upholding our code of conduct regarding integrity, environment, human rights for workers and communities, sugarcane supplier management, quality and efficiency. They must also agree to audit in their mills, including annual visits by sampling. Our close dialogue with ethanol suppliers continued in 2020; we carried out remote checks on Bonsucro certification reports while independent monitors audited the implementation of their management programs to ensure diligent management of ethanol suppliers, especially with regard to socio-environmental issues. 4 units were remotely verified, which represented 31.69% of the volume supplied in the year.

Customer Chain

Aiming to map and improve our Clients' overall experience with us, Braskem started measuring CSAT (Customer Satisfaction Score) weekly to monitor satisfaction and identify opportunities for improving service quickly and effectively. Weekly CSAT follow-up was implemented in the second half of 2020 for all businesses in Brazil, complementing the biannual NPS (Net Promoter Score) survey. NPS has been in place since 2017, and its findings led to more than 20 improvement actions over the course of 2020.

CSAT indicator measures satisfaction with customer service on a weekly basis, in addition to the biannual NPS measurement



Reputation Management

Our annual global reputation survey introduced in 2010 monitors how Braskem is perceived by its key audiences. We use the RepTrak® methodology, created by The RepTrak Company, to analyze stakeholder perception under emotional aspects (Pulse®) - degree of esteem, admiration, empathy and trust - and also as rational indicators in seven dimensions: Products and Services, Innovation, Work Environment, Governance, Citizenship, Leadership and Performance.

In 2020, Braskem's global Pulse® score ranged between 60 and 69 points, with the largest global advance in history in the evaluation by participants. Considering the seven dimensions, governance is still the most relevant for companies in general, as well as for Braskem.

Under strict observance of Brazilian Data Protection law LGPD, the survey heard 7,350 people worldwide in a great effort carried out by several internal areas of Braskem to glean the perceptions of our diverse audiences, both in relation to Braskem and regarding topics considered essential to our business, such as Circular Economy, ESG and Innovation.



Natural Capital

GRI 103-2, 103-3 | 302, 303, 305, 306

DIMENSION 3:
Plastic waste

DIMENSION 4:
Climate change

DIMENSION 5:
Operational eco-efficiency

We understand the relevance of sustainable development, and we seek to go beyond compliance with environmental legislation. We invest in technologies and initiatives to make our operations increasingly eco-efficient, optimizing the use of natural resources and reducing negative impacts on the environment. During the year, our GHG emission intensity indicators, energy consumption, water consumption, waste and effluent generation were impacted by the reduction in production caused by the drop in demand due to the Covid-19 pandemic.

Emissions GRI 305

Our ambition is to lead the global petrochemical sector with the best indicators in GHG emissions, and to be a key player in capturing carbon through the production of renewable materials.

Since 2008, when we first structured our internal management for this topic, we have implemented several Mitigation and Adaptation measures to minimize the impact of GHG emissions from our activities and anticipate potential risks and business opportunities related to climate change.

Our corporate inventory of GHG emissions considers 100% of our global operations and in 2020 received -- for the 10th consecutive year -- the Gold classification of the Brazilian GHG Protocol Program (PBGHG) for its 2019 reported scopes 1, 2 and 3 emissions verified by an independent third party.

DIRECT GREENHOUSE GAS EMISSIONS (SCOPE 1) (tCO_2e) GRI 305-1

Year	Emissions
2018	10,214,251
2019[1]	10,032,221
2020	10,035,761

INDIRECT GREENHOUSE GAS EMISSIONS (SCOPE 2) (tCO_2e) GRI 305-2

Year	Emissions
2018	802,590
2019[1]	806,347
2020	735,479

INTENSITY OF GREENHOUSE GAS EMISSIONS (TCO2E/T PRODUCTION) GRI 305-4

Year	Intensity
2018	0.609
2019[1]	0.640
2020	0.669

In 2020, we continued reducing our absolute emissions (scopes 1 and 2), with a slight decline of 0.62% compared to the previous year, showing our sustained performance even in the face of the Covid-19 pandemic.

We defined our new long-term goals in 2020, and we also updated the emissions of our base year, so the new figure now reflects scopes 1 and 2 results in 2019. Another highlight is that we continue to lead CDP Climate, and we made their A-list.

Scope 1 emissions totaled 10,035,761 tCO_2e, about the same level as the previous year(+0.04%). Scope 2 emissions totaled 735,479 tCO_2e, 8.79% lower than the previous year, as a result of the reduction in the emission factors of the electricity grid. Approximately 75% of the electricity purchased by Braskem comes from renewable sources, especially considering the weight of hydroelectric power plants in the Brazilian National Interconnected System. In addition, since 2019 we have been obtaining proof of origin for electricity consumption at our units in Brazil (Market-based), representing in 2020 18,969 tCO_2e in self-declaration and 10,840 tCO_2e with the retirement of renewable energy certificates, the so-called I-RECs.



1. The result published in the 2019 Report (scope 1, 9,756,560 tCO2e; scope 2, 801,634 tCO2e; and emission intensity, 0.624) was adjusted due to the revision of the data and premise and is in the certification phase by a third party, following the criteria of the accounting methodology of the GHG Protocol. GRI 102-48

Our performance of the carbon intensity indicator (tCO_2e/t produced) considers the impact of accumulated Scopes 1 and 2 emissions (Market-based; tCO_2e) compared to the company's total production (tons produced). Despite our progress in absolute terms, Braskem's carbon intensity increased by 4.6% compared to 2019, reaching a value of 0.669 tCO_2e / t. This increased intensity can be attributed mostly to the 5% smaller production volume, leading to lower energy performance in the units, while the events of the pandemic of Covid-19 made it impossible to schedule maintenance stops in some industrial units.

Reduced our greenhouse gas
emissions by more than 17% between 2008 and 2020.

Reached 94% of our 2020
long-term climate change goals.

This means we avoided the emission
of almost 30 million tons CO_2e, equivalent to planting more than 200 million trees.

SIGNIFICANT ATMOSPHERIC EMISSIONS (TONS.)
GRI 305-7, SASB RT-CH-120A.1.

	2018	2019	2020
NOx	10,566	11,529	11,908
SOx	4,871	3,982	5,989
Volatile organic compounds (VOC)	9,091	8,753	7,523
Toxic air pollutants[1]	595	551	526
Particulate matter (MP)	1,381	932	976
Others[2]	7,989	6,622	4,810

1. Includes Toxic Air Pollutants and HAP (Hazardous Air Pollutants).
2. Includes total hydrocarbons and carbon monoxide.

The results came from the purchase and use of renewable energy sources, besides efficiency gains in our units

CARBON CAPTURE SASB RT-CH-110a.2

Based on our commitment to sustainable innovation, we entered a partnership with the University of Illinois, USA, to research alternatives for the development of ethylene from the capture and use of carbon dioxide (CO_2) emitted in industrial processes, especially from the burning of fuels.

The project is still in the early phase of development, and we will contribute with our know-how in the commercialization of raw materials and production of polymers. The final objective is to evaluate the possibility of capturing CO_2 emitted in our operation and converting it into a raw material for the production of polymers.

CARBON PRICING GRI 305-8

Since 2016, our Internal Carbon Pricing methodology "Shadow Price" supports our investment decision-making with a targeted approach to risk management that enables us to leverage attractive opportunities. In 2020, based on what we learned from this methodology in Brazil, a marginal abatement cost curve (MACC) was built with all potential mitigation initiatives or under implementation. The analysis led to an update of the carbon price and to the definition of a global pricing strategy based on "Implied Price" for 100% Braskem operations worldwide. The implementation plan for this strategy includes assessing the adequacy of the existing tools, updating the documents guiding the process, training all members involved in the effort and defining KPIs for monitoring.

10 YEARS OF I'm green

GRI 305

In 2020, we celebrated a decade since operations started in our green ethylene plant, which uses sugarcane ethanol as a raw material to produce polyethylene. Under the I'm green ™ brand, this resin was recognized in 2020 by ECLAC as one of the most transformative initiatives in sustainable development in Latin America.

Over its 10 years of existence, I'm green ™ has avoided the emission of at least 5.54 million tons of CO_2, which is equivalent to more than a year of automotive emissions in the city of São Paulo. In addition, this resin captures up to 3.09 tons of carbon dioxide for each ton produced, contributing twice to reducing greenhouse gas emissions while maintaining the same quality performance as conventional resins.

We have invested US$ 61 million in expanding biopolymer production to meet the fast-growing demand from society and our partners for sustainable products in recent years. We will expand our production capacity for green ethylene in the Triunfo industrial unit in Rio Grande do Sul from 200,000 to 260,000 tons per year. The project aiming to keep Braskem at the forefront of the biopolymers market will start in 2021, with completion planned for the fourth quarter of 2022.

Climate CHANGE adaptation plan

In 2014, we developed a study to identify opportunities and climate risks in 100% of our operations. Based on that study, we created an adaptation plan with actions to mitigate or reduce all the most significant potential climate risks. Our goal is for all actions to be implemented by 2023.

In 2020, we achieved 72% compliance with our Adaptation Plan, with emphasis on the completion of actions related to the threat of severe storms/electrical discharges in all units, which was the greatest potential impact mapped (in terms of the number of operations impacted).

The next steps are to reassess the residual risk of all potential threats for which 100% of the actions were completed, strengthening the company's resilience in the face of potential extreme events.

Energy

GRI 103-2, 103-3 | 302, 302-3, 302-4
SASB RT-CH-130a.1, RT-CH-110a.2

ENERGY EFFICIENCY AND RENEWABLE ENERGY

Reducing energy consumption and using renewable energy are key to reducing our carbon emissions. We invest in energy efficiency projects in our plants, and we seek long-term partnerships in our purchase of clean energy. Currently, at least 74% of all electricity we purchase globally comes from renewable sources.

We signed two contracts for the purchase of renewable energy in 2020: one for solar energy with Canadian Solar, and the other for wind power, in partnership with Casa dos Ventos. Since 2018, we have negotiated and signed four renewable energy purchase agreements that will avoid an estimated 1.5 million tons of CO_2e. These agreements involve the construction of renewable energy generation farms, contributing not only to our own sustainable development strategy, but also improving Brazil's energy matrix, in addition to bringing economic development to the regions where the solar farms are installed.

Our Energy Efficiency Program was created in 2019 to accelerate energy initiatives and boost our competitiveness while reducing our CO_2e emissions. The initiatives aim to make Braskem one of the best chemical industries in energy consumption worldwide, and even during the pandemic we moved forward implementing them in several plants. In Bahia, the implementation brought annual recurring savings of 833 GWh in energy consumed, equivalent to the annual electricity consumption of the entire state of Roraima with its almost 600,000 inhabitants. In addition, the initiatives also reduced 247,000 tons of CO_2e in the period, or 8% of the site's emissions.

While the coronavirus pandemic and the interruption at the Chlorine-soda unit in Alagoas reduced our operational capacity, energy efficiency initiatives also contributed to lower energy consumption.

ENERGY CONSUMPTION (GJ/T)


2018
10.94
2019[1]
11.09
2020
11.23

The indicator for energy efficiency at Braskem units is calculated as the ratio between unit energy consumption for production processes and total unit output. This indicator is called energy intensity. The sum of the energy consumption volumes informed for each unit and the energy consumption reported in spreadsheet 302-1 is not the same. There are differences in the control volume considered in the respective calculation, in addition to other factors such as PCI, etc. The purposes are also different: the first is used to measure the improvement in energy efficiency at unit level, while the second serves accounting and financial purposes, including possible negotiations with the unit energy provider.

The following graphics show consumption, type and source of energy at Braskem.

PERCENTAGE OF CONSUMPTION BY TYPE OF ENERGY IN RELATION TO TOTAL CONSUMPTION


Residual Fuels
Natural Gas
Electricity
Coal
Other Fuels
2018
0.1%
4.6%
8.3%
61.8%
25.2%
2019
0.5%
4.2%
7.4%
62.2%
25.7%
2020
6.9%
4.6%
6.8%
65.5%
23%


PERCENTAGE OF RENEWABLE ENERGY IN THE BRASKEM ENERGY MATRIX
TOTAL RENEWABLE ENERGY (%)
2018 7.1
2019 6.4
2020 5.1
RENEWABLE ENERGY PURCHASED (%)
2018 15.1
2019 12.7
2020 12.2
RENEWABLE ENERGY PURCHASED (%)
2018 74
2019[1] 72
2020 74

COMMITMENTS AND GOALS

In line with our medium-and long-term commitments to reduce 15% of CO_2e emissions by 2030 and achieve carbon neutrality by 2050, our goal for the short term is to achieve a reduction of 250kt/year in 2022 by using energy efficiency solutions and renewable energy throughout 2021. In terms of our energy matrix, we are establishing partnerships to raise the percentage of electricity purchased from renewable sources to more than 85% by 2030.

Water and Effluents

GRI 303, 303-1, 303-2, 303-4, 303-5

Our annual eco-efficiency targets for water consumption and effluent generation per ton of products (m^3 t) are monitored monthly by the company's top leadership. At unit level, effluent management observes local legislation and internal procedures related to the characteristics of the operation in the region, including substances of interest and composition of effluents. These substances and their respective limits are listed in specific national/regional legislation or established in the operating licenses.

In recognition for our water management efforts, for the fourth consecutive time we made A List in CDP Water, ranking among the best publicly held companies in water governance.

CEO Water *Mandate*

As a result of our efforts in water efficiency, in July 2019 we joined the CEO Water mandate, a UN Global Compact platform that brings together a community of more than 150 companies around the world committed to advancing water management. In 2020, we continued our efforts to identify and implement collective actions to reduce the water risk of the hydrographic basins where we are present, interacting with several actors, among which there were no contact with public agents.

Indicator	2018	2019	2020
Total water consumption (m^3)	75,715,960	72,389,471	69,341,060
water consumption (m^3/t)	4.28	4.31	4.31
Total effluent generation (m^3)	20,981,429	21,922,812	19,672,409
Effluent generation (m^3/t)	1.19	1.31	1.22
Water reuse (%)	26.9%	25.4%	25.8%

Water Security

Our long-term goal is to ensure that all the water used by Braskem comes from low-risk sources. In a challenging global scenario, our water risk assessment identified severe droughts as the greatest potential risk in Brazil, for example. We carry out periodic checks to ensure we have enough quality water for the operation of our plants in every region. Diagnostic analyses guide Braskem's Adaptation Plans, aiming to mitigate availability risks and to allocate investments to safer water sources, such as reused or desalinated water.

WATER SECURITY INDEX

2018	2019	2020
75%	75%	83%

Compared to 2019, our units in Mexico and Germany maintained the same Water Security Index - 100%. The indicator for USA operations was reduced due to the completion of the Texas River Basin risk assessment pointing to higher long-term water risk (by 2040). In contrast, Brazil operations improved by around 12% thanks to progress in shifting from surface water abstraction to safer underground water abstraction, in addition to other internal initiatives to increase water reuse and recycling. Given the proportion of Brazilian operations within Braskem's total number of plants, their weight in the indicator is 80%, which explains why overall corporate results rose from 75% in 2019 to 82.9% in 2020, with a total of 18.86% of our water consumption coming from areas where water stress is high or very high.



We collected 3,000 tons of pellets, flakes and powders and reached the OCS Blue level of the Operation Clean Sweep program in 2020

Waste GRI 103-2, 103-3 | 306, 306-1, 306-2, 306-3

A truly circular economy starts at home. That is why we have several initiatives to avoid internal waste generation. Our priorities are: 1. Avoid generation; 2. Reduce; 3. Reuse; 4. Waste treatment; 5. Final Disposal. Our efforts in the different categories aim to reduce waste treatment costs, increase eco-efficiency rates and prevent environmental liabilities.

Since 2018, we are members of Operation Clean Sweep, and we are committed to adopting the best practices in the control of pellets, flakes and dust in all our industrial and logistics units. Our goal was to become a member of OCS Blue - the highest level of participation in the program - by 2020, and we celebrate the fact that we are now in this category both in Brazil and in the United States. Our Pellet Zero Program combined with other pellet containment actions at unit level collected approximately 3,000 tons of pellets, flakes and powders, preventing them from reaching rivers and seas.

Indicator	2018	2019	2020
Total waste generation (Kg)	37,669,700	37,002,579	35,892,667
Indicator - Waste generation (Kg/t)	2.13	2.20	2.23

About the Report

Questions, feedback and suggestions about this report can be sent to braskem-ri@braskem.com.br
GRI 102-53

The Braskem 2020 Integrated Report presents our financial and non-financial results from January 1 to December 31, 2020, including the legal entities Braskem has operational control of and/or entities that have their information consolidated in Braskem financial statements. Released annually, the report relies on data collected globally and engages different areas of the company, led by Investor Relations, Sustainable Development and Corporate Marketing.

Aiming to ensure the report meets the needs of our diverse audiences, we follow the guidelines of the Global Reporting Initiative (GRI), Standards version, Essential agreement option; the guidelines of the Sustainability Accounting Standards Board (SASB), as well as the integrated reporting principles proposed by the International Integrated Reporting Council (IIRC), also abiding by CVM Resolution No. 14/2020 and fulfilling all mandatory requirements of Technical Guideline CPC 09. We address our chosen ESGs in addition to presenting the economic and financial information provided externally by KPMG and reviewed by Braskem's governance bodies, including the Board of Directors. GRI 102-48, 102-49, 102-51

Materiality

Braskem periodically assesses materiality (the relevance of sustainability topics) to define its long-term objectives and strategy for contributing to Sustainable Development.

This structured process includes stakeholder consultation to ensure Braskem maintains a clear focus while pursuing its purpose of improving people's lives through plastic chemicals.

As a petrochemical company and supplier of raw materials for different plastic product chains, Braskem consistently focuses on the possible impacts caused by its businesses on areas such as health and safety, economic and financial results, development of members, local development, eco-efficiency of its operations, post-consumer plastic, among others. For more information about our sustainable performance, see our Global Policy on Sustainable Development.

The topics contained in this report are material to the company's strategy in that they have a positive or negative effect on our ability to generate long-term value, as defined by our materiality matrix.

The matrix originally defined in 2013 was reviewed internally in 2020; the process and methodology used can be found here. GRI 102-21, 102-40, 102-42, 102-43, 102-44, 102-47, 103-1

The internal review considered the corporate risks identified by our risk management procedure and pointed out the rationale for our 2030 Commitments, as well as their correlation with UN SDGs.

Material topic

GRI content summary

Summary of SASB content

Material topic

Material topic	Sustainability dimension (Braskem global sustainability strategy)	GRI and SASB indicators
REFERENCE BETWEEN THE COMPANY'S MATERIAL THEMES AND GRI AND SABS INDICATORS		
Non-renewable resources	Dimension 3: Plastic Waste Dimension 4: Climate Change	301-1 Materials used by weight or volume
Health and safety	Dimension 1: Health and Safety	403-1 Health & Safety Management System
		403-10 Work-related health problems
		403-2 Hazard identification, risk assessment and incident investigation
		403-3 Occupational health services
		403-4 Worker participation, consultation and communication on occupational health and safety
		403-5 Training in health and occupational safety
		403-6 Promoting workers' health
		403-7 Prevention and mitigation of impacts on occupational health and safety directly linked to commercial relations
		403-8 Workers covered by the occupational health and safety management system
		403-9 Work-related injuries
		RT-CH-320a.1 - (1) Total recordable incident rate (TRIR) and (2) Fatality rate for (a) direct employees and (b) contract employees
		RT-CH-320a.2 - Description of efforts to assess, monitor, and reduce exposure of employees and contract workers to long-term (chronic) health risks
		RT-CH-540a.1 - Process safety incidents count (PSIC), process safety total incident rate (PSTIR) and process safety incident severity rate (PSISR)
		RT-CH-540a.2 - Number of transport incidents

Material topic	Sustainability dimension (Braskem global sustainability strategy)	GRI and SASB indicators
Human Rights & Equity	Dimension 6: Social Responsibility and Human Rights	405-2 Ratio of wages and remuneration between women and men
		202-1 Proportion of lowest paid wages, by gender, compared to local minimum wage
		202-2 Percentage of senior management hired from the local community
		405-1 Diversity in Governing Bodies and Employees
		412-2 Employees trained in human rights policies and practices
		412-3 Significant investment agreements and contracts that include human rights clauses or that have been subject to assessment regarding human rights
		406-1 Incidents of discrimination and corrective actions taken
		414-1 New suppliers selected based on social criteria
Safe use of products	Dimension 1: Health and Safety	416-1 Evaluation of the health and safety impacts of product and service categories
		417-1 Product and service information and labeling requirements
		RT-CH-410b.1 - (1) Percentage of products that contain Globally Harmonized System of Classification and Labeling of Chemicals (GHS) Category 1 and 2 Health and Environmental Hazardous Substances, (2) percentage of such products that have undergone a hazard assessment
		RT-CH-410b.2 - Discussion of strategy to (1) manage chemicals of concern and (2) develop alternatives with reduced human and/or environmental impact
		RT-CH-410c.1 - Percentage of products by revenue that contain genetically modified organisms (GMOs)

Material topic	Sustainability dimension (Braskem global sustainability strategy)	GRI and SASB indicators
Water	Dimension 5: Operational Eco Efficiency	303-1 Interactions with water as a shared resource
		303-2 Management of impacts related to water discharges
		303-3 Water withdrawal
		303-4 Water Disposal
		303-5 Water consumption
		RT-CH-140a.1 - (1) Total water withdrawn (2) Total water consumed, percentage of each in regions with high or extremely high baseline water stress
		RT-CH-140a.2 - Number of incidents of non-compliance associated with water quality permits, standards, and regulations
		RT-CH-140a.3 - Description of water management risks and discussion of strategies and practices to mitigate those risks
Economic Performance	Dimension 2: Economic & Financial Results	201-1 Direct economic value generated and distributed
		201-2 Financial implications and other risks and opportunities arising from climate change
		201-4 Financial assistance received from the government
		RT-CH-000.A - Production by reportable segment
Social Investments and Community	Dimension 6: Social Responsibility and Human Rights	203-1 Development and impact of infrastructure investments and services offered
		204-1 Proportion of spending with local suppliers
		413-1 Operations with local community engagement, impact assessment and local development programs
		413-2 Operations with actual and significant negative impacts on local communities
		RT-CH-210a.1 - Discussion of engagement processes to manage risks and opportunities associated with community interests
Free competition	Dimension 2: Economic & Financial Results	206-1 Lawsuits for unfair competition, trust and monopoly practices

Material topic	Sustainability dimension (Braskem global sustainability strategy)	GRI and SASB indicators
Corruption	Dimensão 2: Economic & Financial Results	205-1 Operations subjected to risk assessments related to corruption
		205-2 Communication and training on anticorruption policies and procedures
		205-3 Confirmed cases of corruption and measures taken
Public policies	N/A	415-1 Political contributions
		RT-CH-530a.1 - Discussion of corporate positions related to government regulations and/or policy
Local labor	Dimension 6: Social Responsibility and Human Rights	412-1 Operations subject to human rights impact analyses or assessments
Transparency & Integrity	Dimension 2: Economic & Financial Results	307-1 Non-compliance with environmental laws and regulations
		419-1 Non-compliance with social and economic laws and regulations
Climate Change and Energy	Dimension 4: Climate Change Dimension 5: Operational Eco Efficiency	302-1 Energy consumption within the organization
		302-3 Energy intensity
		302-4 Reduction in energy consumption
		305-1 Direct greenhouse gas emissions (Scope 1)
		305-2 Indirect emissions from energy acquisition (Scope 2)
		305-3 Other indirect greenhouse gas emissions (Scope 3)
		305-4 Intensity of greenhouse gas emissions
		305-5 Reduction of greenhouse gas emissions
		RT-CH-110a.1 - Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations
		RT-CH-110a.2 - Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets
		RT-CH-130a.1 – (1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable, (4) total self-generated energy

Material topic	Sustainability dimension (Braskem global sustainability strategy)	GRI and SASB indicators
Air	Dimension 5: Operational Eco Efficiency	305-6 Emissions of ozone-depleting substances (OSD)
		305-7 NOx, SOx and other significant air emissions
		RT-CH-120a.1- Air emissions of the following pollutants: (1) NOX (excluding N2O), (2) SOX, (3) volatile organic compounds (VOCs), and (4) hazardous air pollutants (HAPs)
Waste	Dimension 5: Operational Eco Efficiency	306-1 Generation of waste and significant impacts related to waste
		306-2 Management of significant impacts related to waste
		306-3 Waste generated
		306-4 Waste not for disposal
		306-5 Waste for disposal
		RT-CH-150a.1 - Amount of hazardous waste generated, percentage recycled
Biodiversity	N/A	304-1 Owned, leased or managed operational units within or in the vicinity of protected areas and other areas of high biodiversity value located outside protected areas
		304-2. Significant impacts of activities, products and services on biodiversity
		304-3. Protected or restored habitats
Post-consumption	Dimension 3: Plastic Waste	301-2. Materials sourced from recycling
Suppliers - Environmental Management	N/A	308-1 New suppliers selected based on environmental criteria
Product development - Environmental	Dimension 7: Sustainable Innovation	DMA Innovation
		RT-CH-410a.1 - Revenue from products designed for use-phase resource efficiency

* Material topic 15 was revised from "Equal Opportunities" to "Human Rights & Equality"*

GRI content summary GRI 102-55

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
General disclosures					
Organizational Profile					
GRI 102: 2016 General Disclosures	102-1 Name of Organization	6			
	102-2 Activities, brands, products and services	7			8
	102-3 Location of headquarters	120, Lemos Monteiro street - Butantã - São Paulo/SP. Zip code 05501-050			8
	102-4 Location of operations	8			8
	102-5 Ownership and legal form	Publicly held corporation			8
	102-6 Markets served	8			8
	102-7 Scale of the organization	8			8
	102-8 Information on employees and other workers	Available at www.braskem.com/esgdashboard		8	6
	102-9 Supply chain	52			
	102-10 Significant changes in the organization and its supply chain	No significant change during the period covered by the report.			
	102-11 Precautionary Principle or approach	As a principle and in accordance with the Health, Safety, Environment, Quality, and Productivity Policy, Braskem does not produce, handle, use, market, transport, or dispose of any product if unable to do so safely, with a minimum impact of the product on the environment.			
	102-12 External initiatives	50			
	102-13 Membership of associations	50			
Strategy					
GRI 102: 2016 General Disclosures	102-14 Statement from senior decision-maker	3			4
	102-15 Key impacts, risks and opportunities	20			

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
Ethics and Integrity					
GRI 102: 2016 General Disclosures	102-16 Values, principles, standards and norms of behavior	9		16	
	102-17 Mechanisms for advice and concerns about ethics	11			
Governance					
GRI 102: 2016 General Disclosures	102-18 Governance structure	10			
	102-19 Delegating authority	10			
	102-20 Executive-level responsibility for economic, environmental and social issues	10			
	102-21 Consulting stakeholders on economic, environmental and social topics	Available at https:/www.braskem.com.br/material-issuesassessement			
	102-22 Composition of the highest governance body and its committees	10			
	102-23 Chair of the highest governance body	Available at www.braskem.com.br/corporate-governance			
	102-24 Nominating and selecting the highest governance body	Available at www.braskem.com.br/corporate-governance			
	102-25 Conflicts of interest	10			
	102-26 Role of the highest governance body in setting purpose, values and strategy	10			
	102-27 Collective knowledge of the highest governance body	10			
	102-28 Evaluating the highest governance body's performance	10			
	102-29 Identifying and managing economic, environmental, and social impacts	Available at www.braskem.com.br/corporate-governance			
	102-30 Effectiveness of risk management processes	20			
	102-31 Review of economic, environmental, and social topics	Available at www.braskem.com.br/corporate-governance			

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
Stakeholder Engagement					
GRI 102: 2016 General Disclosures	102-40 List of stakeholder groups	Available at https:/www.braskem.com.br/material-issues-assessement			
	102-41 Collective bargaining agreements	Available at www.braskem.com/esgdashboard		8	3
	102-42 Identifying and selecting stakeholders	Available at https:/www.braskem.com.br/material-issues-assessement			
	102-43 Approach to stakeholder engagement	Available at https:/www.braskem.com.br/material-issues-assessement			
	102-44 Key topics and concerns raised	Available at https:/www.braskem.com.br/material-issues-assessement			
Reporting Practice					
GRI 102: 2016 General Disclosures	102-45 Entities included in the consolidated financial statements	Available at www.braskem.com/esgdashboard			
	102-46 Defining report content and topic Boundaries	Available at https:/www.braskem.com.br/material-issues-assessement			
	102-47 List of material topics	Available at https:/www.braskem.com.br/material-issues-assessement			
	102-48 Restatements of information	55 and 61			
	102-49 Changes in the reporting	61			
	102-50 Reporting period	2			
	102-51 Date of most recent report	61			
	102-52 Reporting cycle	2			
	102-53 Contact point for questions regarding the report	61			
	102-54 Claims of reporting in accordance with the GRI Standards	61			
	102-55 GRI Content Index	68			
	102-56 External assurance	82			

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
Materials					
GRI 201: Economic Performance					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	36			
	103-3 Evaluation of the management approach	36			
GRI 201: 2016 Economic Performance	201-1 Direct economic value generated and distributed	Available at www.braskem.com/esgdashboard		8, 9	
	201-2 Financial implications and other risks and opportunities due to climate change	Available at www.braskem.com/esgdashboard		13	7, 8
	201-4 Financial assistance received from government	Available at www.braskem.com/esgdashboard		16	
Market presence					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	Available at www.braskem.com/esgdashboard			
	103-3 Evaluation of the management approach	Available at www.braskem.com/esgdashboard			
GRI 202: Market Presence 2016	202-1 Ratio of standard entry level wage by gender compared to local minimum wage	Available at www.braskem.com/esgdashboard		1, 5, 8	6
	202-2- Proportion of senior management hired from the local community	Available at www.braskem.com/esgdashboard		8	6
Indirect Economic Impacts					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	Available at www.braskem.com/esgdashboard			
	103-3 Evaluation of the management approach	Available at www.braskem.com/esgdashboard			
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Available at www.braskem.com/esgdashboard		5, 9, 11	

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
Procurement Practices					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	Available at www.braskem.com/esgdashboard			
	103-3 Evaluation of the management approach	Available at www.braskem.com/esgdashboard			
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	Available at www.braskem.com/esgdashboard		8	
Anti-Corruption					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-3 Evaluation of the management approach	Available at www.braskem.com/esgdashboard			
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	11 and 12		16	
	205-2 Communication and training about anti-corruption policies and procedures	Available at www.braskem.com/esgdashboard		16	10
	205-3 Confirmed cases of corruption and actions taken	Available at www.braskem.com/esgdashboard		16	10
Anti-competitive behavior					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	11			
	103-3 Evaluation of the management approach	11			
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust and monopoly practices	Available at www.braskem.com/esgdashboard		16	

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
Materials					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	7 and 40			
	103-3 Evaluation of the management approach	7 and 40			
GRI 301: Materials 2016	301-1 Materials used by weight or volume	Available at www.braskem.com/esgdashboard		8, 12	8
	301-2 Recycled input materials used	40		8, 12	8, 19
Energy					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	58 and 59			
	103-3 Evaluation of the management approach	58 and 59			
GRI 302: Energy 2016	302-1 Energy consumption within the organization	58		7, 8, 12, 13	
	302-3 Energy intensity	58		7, 8, 12, 13	8, 9
	302-4 Reduction of energy consumption	58		7, 8, 12, 13	
Water and effluents					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	58 and 59			
	103-3 Evaluation of the management approach	58 and 59			
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	59		6, 12	7, 8
	303-2 Management of water-discharge-related impacts	59		6	
	303-3 Water withdrawal	Available at www.braskem.com/esgdashboard		6	
	303-4 Water discharge	Available at www.braskem.com/esgdashboard		6	8
	303-5 Water consumption	59		6	

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
Biodiversity					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	Available at www.braskem.com/esgdashboard			
	103-3 Evaluation of the management approach	Available at www.braskem.com/esgdashboard			
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased or managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Available at www.braskem.com/esgdashboard		6, 14, 15	8
	304-2 Significant impacts of activities, products and services on biodiversity	Available at www.braskem.com/esgdashboard		6, 14, 15	8
	304-3 Habitats protected or restored	Available at www.braskem.com/esgdashboard		6, 14, 15	8
Emissions					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	29, 34, 54, 55, 56 and 57			
	103-3 Evaluation of the management approach	29, 34, 54, 55, 56 and 57			
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	55		3, 12, 13, 14, 15	8
	305-2 Energy indirect (Scope 2) GHG emissions	55		3, 12, 13, 14, 15	8
	305-3 Other indirect (Scope 3) GHG emissions	Available at www.braskem.com/esgdashboard		13, 14, 15	8
	305-4 GHG emissions intensity	55		13, 14, 15	8, 9
	305-5 Reduction of GHG emissions	56		13, 14, 15	8, 9
	305-6 Emissions of ozone-depleting substances (ODS)	Available at www.braskem.com/esgdashboard		13, 14, 15	8
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx) and other significant air emissions	56		13, 14, 15	8

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
Waste					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https://www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	33, 40 and 60			
	103-3 Evaluation of the management approach	33, 40 and 60			
GRI 306: Waste 2020	306-1 Generation of waste and significant impacts related to waste	60			
	306-2 Management of significant waste-related impacts	60			
	306-3 Waste generated	60			8
	306-4 Waste diverted from disposal	60			8
	306-5 Waste directed to disposal	60			8
Environmental Compliance					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https://www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	20 and 22			
	103-3 Evaluation of the management approach	20 and 22			
GRI 307: Environmental Compliance 2016	307-1 Non-compliance with environmental laws and regulations	Available at www.braskem.com/esgdashboard		16	
Supplier Environmental Assessment					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https://www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	Available at www.braskem.com/esgdashboard			
	103-3 Evaluation of the management approach	Available at www.braskem.com/esgdashboard			

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
GRI 308: Environmental Assessment of Suppliers 2016	308-1 New suppliers that were screened using environmental criteria	Available at www.braskem.com/esgdashboard		16	
Occupational Health and Safety					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https://www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	49			
	103-3 Evaluation of the management approach	49			
GRI 403: Occupational Health and Safety	403-1 Occupational health and safety management system	Available at www.braskem.com/esgdashboard		8	
	403-2 Hazard identification, risk assessment and incident investigation	Available at www.braskem.com/esgdashboard		3, 8	
	403-3 Occupational health services	Available at www.braskem.com/esgdashboard		3, 8	
	403-4 Worker participation, consultation and communication on occupational health and safety	Available at www.braskem.com/esgdashboard		8	
	403-5 Worker training on occupational health and safety	Available at www.braskem.com/esgdashboard		8	
	403-6 Promotion of worker health	Available at www.braskem.com/esgdashboard		3	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked to business relationships	Available at www.braskem.com/esgdashboard		8	
	403-8 Workers covered by an occupational health and safety management system	Available at www.braskem.com/esgdashboard		8	
	403-9 Work-related injuries	Available at www.braskem.com/esgdashboard		3, 8, 16	
	403-10 Work-related illnesses	Available at www.braskem.com/esgdashboard			
Diversity and Equal Opportunity					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https://www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	47 and 48			
	103-3 Evaluation of the management approach	47 and 48			

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Available at www.braskem.com/esgdashboard		5, 8	6
	405-2 Ratio of basic salary and remuneration of women to men	Available at www.braskem.com/esgdashboard		5, 8, 10	6
Non-Discrimination					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	47 and 48			
	103-3 Evaluation of the management approach	47 and 48			
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	47		5, 8	4, 5
Human Rights Assessment					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	20, 46 and 52			
	103-3 Evaluation of the management approach	20, 46 and 52			
GRI 412: Human Rights Assessment 2016	412-1 Operations that have been subject to human rights reviews or impact assessments	Available at www.braskem.com/esgdashboard			1
	412-2 Employee training on human rights policies and practices	Available at www.braskem.com/esgdashboard		2, 6	
	412-3 Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	Available at www.braskem.com/esgdashboard		1, 2, 6	
Local Communities					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	50			
	103-3 Evaluation of the management approach	50			

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments and development programs	Available at www.braskem.com/esgdashboard			10
	413-2 Operations with significant actual and potential negative impacts on local communities	Available at www.braskem.com/esgdashboard		5, 8, 10	
Supplier Social Assessment					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	52			
	103-3 Evaluation of the management approach	52			
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	Available at www.braskem.com/esgdashboard		5, 8, 16	6
Public Policy					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	11			
	103-3 Evaluation of the management approach	11			
GRI 415: Public Policy 2016	415-1 Political contributions	Available at www.braskem.com/esgdashboard		16	10
Customer Health and Safety					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	Available at www.braskem.com/esgdashboard			
	103-3 Evaluation of the management approach.	Available at www.braskem.com/esgdashboard			

GRI Standard	Disclosure	Page/URL	Omission	SDGs	Global Compact
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of products and services	Available at www.braskem.com/esgdashboard			
Marketing and Labeling					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	Available at www.braskem.com/esgdashboard			
	103-3 Evaluation of the management approach	Available at www.braskem.com/esgdashboard			
GRI 417: Marketing and Labeling 2016	417-1 Requirements for product and service information and labeling	Available at www.braskem.com/esgdashboard		12	
Socioeconomic Compliance					
GRI 103: Management approach 2016	103-1 Explanation of material topic and its Boundary	Available at https:/www.braskem.com.br/material-issues-assessement			
	103-2 The management approach and its components	11			
	103-3 Evaluation of the management approach	11			
GRI 419: Socioeconomic Compliance 2016	419-1 Non-compliance with social and economic laws and regulations	Available at www.braskem.com/esgdashboard		16	

Summary of SASB content

Topic	Metrics	Page/ URL	SDG
SASB - Chemicals			
Greenhouse gas emissions	RT-CH-110a.1. Gross global Scope 1 emissions, percentage covered by emissions limit regulations	55 and available at https://www.braskem.com.br/material-issues-assessement	13
	RT-CH-110a.2. Discussion of the long and short-term strategy or plan for managing Scope 1 emissions, emission reduction targets and goal performance analysis	34, 57 and 58	13
Air Quality	RT-CH-120a.1. Emissions of the following pollutants: (1) NOx (excluding N2O), (2) SOx, (3) volatile organic compounds (VOCs) and (4) hazardous air pollutants (HAPs)	56	3, 12
Power Management	RT-CH-130a.1. (1) Total energy consumed, (2) percentage of electricity from the grid, (3) percentage of renewables, (4) total self-generated energy	58	7, 9
Water management	RT-CH-140a.1. (1) Total water withdrawn, (2) total water consumed, percentage of each in regions with baseline high or extremely high water stress	60 and available at https://www.braskem.com.br/material-issues-assessement	6, 9
	RT-CH-140a.2. Number of non-compliance incidents associated with licenses, standards and regulations for water quality	Omission: we were unable to consolidate this data globally for this cycle and Report. We are commited to improving our global management of this topic and intend to report on it in our 2021 Report.	6
	RT-CH-140a.3. Description of water management risks and discussion of strategies and practices to mitigate such risks	60	6, 9
Hazardous Waste Management	RT-CH-150a.1. Amount of hazardous waste generated and percentage recycled	Available at www.braskem.com/esgdashboard	12

Topic	Metrics	Page/ URL	SDG
Community Relations	RT-CH-210a.1. Discussion of engagement processes for managing risks and opportunities associated with community interests	50	
Workers' health and safety	RT-CH-320a.1. (1) Total recordable incident rate (TRIR) and (2) fatality rate for (a) direct employees and (b) outsourced employees	49	8
	RT-CH-320a.2. Description of efforts to assess, monitor and reduce the exposure of employees and contracted workers to health issues (chronic disease)	49	8
Safety and Environmental Management for Chemicals	RT-CH-410b.1 (1) Percentage of products that contain the Harmonized System of Classification and Labeling of Chemicals (GHS) Category 1 and 2 Hazardous Substances for Health and Environment, (2) percentage of such products that have been subjected to risk assessment1)	Available at www.braskem.com/esgdashboard	12
	RT-CH-410b.2 - Discussion of strategy to (1) manage chemicals of concern and (2) develop alternatives with reduced human and/or environmental impact	Available at www.braskem.com/esgdashboard	12
Genetically Modified Organisms	RT-CH-410c.1 - Percentage of products by revenue that contain genetically modified organisms (GMOs)	Available at www.braskem.com/esgdashboard	12
Management of the Legal & Regulatory Environment	RT-CH-530a.1 - Discussion of corporate positions related to government regulations and/or policy proposals that address environmental and social factors affecting the industry	21	
Operational safety, emergency preparedness and response	RT-CH-540a.1. Process Security Incident Count (PSIC), Total Process Security Incident Rate (PSTIR) and Security Incident Severity Rate for the Process (PSISR) 4	Available at www.braskem.com/esgdashboard	8
	RT-CH-540a.2. Number of transport-related incidents managing risks and opportunities associated with community interests	Available at www.braskem.com/esgdashboard	8
Production	RT-CH-000.A - Production by reportable segment	38	8

KPMG

Braskem S.A

KPMG Auditores Independentes
Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Limited assurance report issued by independent auditors

To the Board of Directors, Shareholders and Stakeholders of
Braskem S.A.

São Paulo - SP

Introduction
We have been engaged by Braskem S.A. ("Braskem" or "Company") to apply limited assurance procedures on the sustainability information disclosed in Braskem's Integrated Report 2020, related to the year ended December 31st, 2020.

Responsibilities of Braskem's Management
The Management of Braskem is responsible for adequately preparing and presenting the sustainability information in the Integrated Report 2020 in accordance with the Standards for Sustainability Report of Global Reporting Initiative – GRI, with Orientation CPC (Brazilian Accounting Pronouncements Commite) 09 - Integrated Reporting (which is correlated with to the Basic Conceptual Framework of Integrated Reporting, prepared by the International Integrated Reporting Council - IIRC), with the Sustainability Accounting Standard - Chemicals of the Sustainability Accounting Standards Board (SASB), as well as the internal controls determined necessary to ensure this information is free from material misstatement, resulting from fraud or error.

Independent auditors' responsibility
Our responsibility is to express a conclusion about the information in the Report, based on a limited assurance engagement conducted in accordance with Technical Communication (TC) 07/2012, which was prepared based on NBC TO 3000 (Assurance Engagements Other Than Audits and Reviews), both issued by the Brazilian Federal Accounting Council - CFC and equivalent to international standard ISAE 3000, issued by the International Federation of Accountants and applicable to Non-Financial Historical Information. These standards require compliance with ethical requirements, including independence ones, and the engagement is also conducted to provide limited assurance that the information disclosed in the Report, taken as a whole, is free from material misstatement.

A limited assurance engagement conducted in accordance with NBC TO 3000 (ISAE 3000) consists mainly of questions and interviews with the Management of Braskem and other professionals of the Company involved in the preparation of the information disclosed in the Report and use of analytical procedures to obtain evidence that enables us to reach a limited assurance conclusion about the sustainability information taken as a whole. A

limited assurance engagement also requires additional procedures when the independent auditor acknowledges issues which may lead them to believe that the information disclose in the Report taken as a whole could present material misstatement.

The selected procedures were based on our understanding of the issues related to the compilation, materiality and presentation of the information disclosed in the Report, on oth engagement circumstances and also on our considerations regarding areas and processe associated with material sustainability information disclosed where relevant misstatement could exist. The procedures consisted of:

a. engagement planning: considering the material aspects for Braskem's activities, the relevance of the information disclosed, the amount of quantitative and qualitative information and the operational systems and internal controls that served as a basis for preparation of the information in the Braskem's Report. This analysis defined the indicator to be checked in details;

b. understanding and analysis of disclosed information related to material aspects management;

c. analysis of preparation processes of the Report and its structure and content, based on th Principles of Content and Quality of the *Standards* for sustainability report of the Global Reporting Initiative - GRI (GRI - Standards), with Orientation CPC (Brazilian Accounting Pronouncements Commite) 09 - Integrated Reporting (which is correlated with to the Basi Conceptual Framework of Integrated Reporting, prepared by the International Integrated Reporting Council - IIRC), with the Sustainability Accounting Standard - Chemicals of the Sustainability Accounting Standards Board (SASB);

d. evaluation of non-financial indicators selected:

- understanding of the calculation methodology and procedures for the compilation of indicators through interviews with management responsible for data preparation;
- application of analytical procedures regarding data and interviews for qualitative informatic and their correlation with indicators disclosed in the Report;
- analysis of evidence supporting the disclosed information;

e. analysis of whether the performance indicators omission and justification are reasonable t be accepted associated to aspects and topics defined as material in the materiality analys of the Company;

f. comparison of financial indicators with the financial statements and/or accounting records.

We believe that the information, evidence and results we have obtained are sufficient and appropriate to provide a basis for our limited assurance conclusion.

Scope and limitations

The procedures applied to a limited assurance engagement are substantially less extensiv than those applied to a reasonable assurance engagement. Therefore, we cannot provide reasonable assurance that we are aware of all the issues that would have been identified a reasonable assurance engagement, which aims to issue an opinion. If we had conducte a reasonable assurance engagement, we may have identified other issues and possible misstatements within the information presented in the Report.

Nonfinancial data is subject to more inherent limitations than financial data, due to the nature and diversity of the methods used to determine, calculate or estimate these data. Qualitative interpretation of the data's materiality, relevance and accuracy are subject to individual assumptions and judgments. Additionally, we have not examined data related to prior periods, to evaluate the adequacy of policies, practices and sustainability performance, nor future projections.

Conclusion

Based on the procedures carried out, described earlier in this report, we have not identified any relevant information that leads us to believe that the information in the Annual Report 2019 of Braskem is not fairly stated in all material aspects in accordance with the Standards for Sustainability Report of Global Reporting Initiative - GRI (GRI- Standards with Orientation CPC (Brazilian Accounting Pronouncements Commite) 09 - Integrated Reporting (which is correlated with to the Basic Conceptual Framework of Integrated Reporting, prepared by the International Integrated Reporting Council - IIRC), with the Sustainability Accounting Standard - Chemicals of the Sustainability Accounting Standards Board (SASB), as well as its source records and files.

São Paulo, May 10th, 2020

KPMG Auditores Independentes
CRC 2SP014428/O-6
Original report in Portuguese signed by
Sebastian Yoshizato Soares
Accountant CRC 1SP257710/O-4

Credits

Braskem
Carolina Rodrigues Pignata
Gabriela Linhares Bacarin
Isabela Basso
Vittoria Picarelli

rpt sustentabilidade
Content: Sarah Fernandes
Project management: Ricardo Duarte
Graphic design and layout: Sergio Almeida
GRI Consultant: Adriana Couto

English Version
Doris Buchmann

Images
Brand Center Braskem
Gettyy Images

Audit
KPMG **GRI 102-56**